Connected

Intelligence



2025 Annual Report

To Our Shareholders

Our goal over the past decade of becoming the market leader in embedded wireless for the IoT remains unchanged. In 2025, we made consistent progress converting our design win pipeline into revenue, gaining share in our target end markets due to the unparalleled breadth of technology in our portfolio, depth of our domain expertise, and focus on wireless IoT end applications.

The Silicon Labs team executed well this past year, delivering 34% year-over-year revenue growth and maintaining strong operating discipline, which in turn drove meaningful improvement in profitability. In addition to near-term revenue, we drove record opportunity funnel and design win momentum, underpinning our conviction in our long-term outlook.

Both of our business units ended the year with solid momentum, achieving double-digit year-over-year revenue growth. Our Industrial & Commercial business grew sequentially each quarter in 2025, driven by robust demand for smart meters and commercial applications such as building automation and safety controls. Our Home & Life business delivered nearly 40% growth in 2025, driven by a stabilization in smart home demand and continued share gains in Bluetooth, which yielded more than 50% growth in medical applications compared to the prior year.

We also expanded our Series 2 portfolio with several new product releases and began volume production of our first Series 3 device, the 301, which was the world's first to achieve PSA Level 4 security certification, and among the first to be included in the Connectivity Standards Alliance's Matter Certification Program:

- Introduced our first Series 3 SoC, the SiXG301 family, designed to support multiprotocol, and compute-intensive applications.

- Announced our upcoming Series 3 SoC, the SiXG302, designed to deliver new levels of energy efficiency and wireless performance for battery-powered applications.

- Released our BG29 family of wireless SoCs, optimized for the smallest form factor Bluetooth LE applications.

- Introduced our FG23L Sub-GHz SoC that delivers secure long-range connectivity for high-volume applications.

The secular drivers shaping our embedded wireless markets continue to strengthen. Increasing device complexity, evolving security standards, and the expansion of intelligent edge applications are raising the bar for performance, efficiency, and interoperability. Our differentiated platform, advanced development tools, and deep protocol expertise position us well to enable the next generation of connected devices and extend our leadership in secure, ultra-low-power wireless solutions.

As we look forward to our next chapter with Texas Instruments, we do so from a position of strength. Our companies share a common heritage, culture of engineering excellence, and long-term commitment to building technology businesses the right way. By combining our wireless connectivity portfolio with their global scale and manufacturing capabilities, we will be positioned to serve more customers, broaden our reach, and accelerate innovation across the IoT landscape.

We are grateful to our employees, customers, partners, suppliers, and shareholders for their continued trust and collaboration, and are confident in our ability to create meaningful long-term value for all of our stakeholders.

Thank you for your investment in Silicon Labs.



Nav Sooch
Board Chairman

Matt Johnson
CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 3, 2026

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 000-29823

SILICON LABORATORIES INC.

(Exact name of registrant as specified in its charter)

Delaware	**74-2793174**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
400 West Cesar Chavez, Austin, Texas	**78701**
(Address of principal executive offices)	(Zip Code)

(512) 416-8500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value	SLAB	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter (July 5, 2025) was approximately $5.0 billion (assuming, for this purpose, that only directors and officers are deemed affiliates).

There were 32,955,929 shares of the registrant's common stock issued and outstanding as of January 30, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the registrant's 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

Table of Contents

Cautionary Statement

Except for the historical financial information and statements that relate solely to historical facts contained herein, the matters discussed in this report on Form 10-K (as well as documents incorporated herein by reference) may be considered "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include declarations regarding the intent, belief or current expectations of Silicon Laboratories Inc. and its management and may be signified by the words "believe," "estimate," "expect," "intend," "anticipate," "plan," "project," "will" or similar language. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties. Actual results could differ materially from those indicated by such forward-looking statements. Factors that could cause or contribute to such differences include those discussed under "Risk Factors" and elsewhere in this report. Silicon Laboratories disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Part I

Item 1. Business

Overview

Silicon Laboratories Inc. is a leader in secure, intelligent wireless technology for a more connected world. Our integrated hardware and software platforms, intuitive development tools, industry-leading ecosystem, and robust support help customers build advanced devices for industrial, commercial, home, and life applications. We make it easy for developers to solve complex wireless challenges throughout the product lifecycle and get to market quickly with innovative solutions that transform industries, grow economies, and improve lives.

We are pioneers in wireless innovation and have spent over two decades simplifying the complexity of radio frequency ("RF") from silicon to cloud. Our leading platform, purpose-built for the Internet of Things ("IoT"), helps customers quickly create secure, intelligent, wireless connected devices. Our team and technology assist customers in solving development challenges, including energy efficiency, to build connected devices for applications that support better health, innovative infrastructure, and sustainable cities.

Our semiconductor devices leverage standard complementary metal oxide semiconductor ("CMOS"), a low-cost, widely available process technology. CMOS technology enables smaller, more cost-effective, and energy-efficient solutions. Our software expertise allows us to develop products for markets where intelligent data capture, high-performance processing, and communication are increasingly important product differentiators. We also focus design and engineering efforts on technologies that simplify and accelerate customer adoption of security features engineered into our silicon chips. Our expertise in analog-intensive, mixed-signal integrated chip ("IC") design in CMOS, as well as in software development allows us to create new and innovative products that are highly integrated and secure, simplifying our customers' designs and improving their time-to-market.

Pending Merger with Texas Instruments

On February 4, 2026, we entered into an Agreement and Plan of Merger (the "Merger Agreement") with Texas Instruments Incorporated, a Delaware corporation ("Parent"), and Caldwell Merger Corp., a Delaware corporation and wholly-owned direct subsidiary of Parent ("Merger Subsidiary"), pursuant to which Merger Subsidiary will merge with and into Silicon Laboratories Inc. (the "Merger"), and we will survive the Merger as a wholly-owned direct subsidiary of Parent. At the effective time of the Merger, each share of our common stock outstanding as of immediately prior to the effective time (other than dissenting shares or any shares of our common stock held by us as treasury stock or owned by Parent or any of our or Parent's subsidiaries) will be cancelled and converted into the right to receive $231.00 in cash, without interest. The transactions contemplated by the Merger Agreement were unanimously approved by our board of directors, and the Merger is expected to close in the first half of 2027, subject to customary closing conditions, including approval by our stockholders and the receipt of required regulatory approvals.

Industry Background

The Internet of Things is about connecting embedded applications to the Internet. The phrase IoT describes the myriad of smart, connected devices that surround us today, deployed in a variety of home, life, commercial, and industrial applications. When MIT's Kevin Ashton first used the phrase in 1999, he was promoting the possibilities of RFID, but today, the IoT describes an impressive array of devices and capabilities. Machine learning is bringing greater intelligence to the edge on battery-powered devices. The IoT is monitoring patients' health 24/7 to send rich data to doctors miles away. Smart, connected devices detect water leaks to improve sustainability. It's an industry of variety and impact. Whether in a door lock or a heart monitor, a smart home thermostat, or a municipal energy grid, our solutions are improving life and the planet's sustainability.

The IoT requires interaction between the analog world we live in and the digital world of computing, which drives the need for analog-intensive, mixed-signal circuits in a wide range of electronic products. Traditional mixed-signal designs relied upon solutions built with numerous, complex discrete analog and digital components. While these traditional designs provide the required functionality, they are often inefficient and inadequate for use in markets where size, cost, power consumption, performance, and security are increasingly important product differentiators. To improve their competitive position, electronics manufacturers must reduce the cost and complexity of their systems and enable new features or functionality to differentiate themselves from their competitors.

Simultaneously, these manufacturers face accelerating time-to-market demands and must rapidly adapt to evolving industry standards and new technologies. Because analog-intensive, mixed-signal design expertise is difficult to find, these manufacturers increasingly are turning to third parties, like us, to provide advanced mixed-signal solutions. Mixed-signal design requires specific expertise and relies on creative, experienced engineers to deliver solutions that optimize speed, power, and performance despite the noisy digital environment and within the constraints of standard manufacturing processes. The development of this design expertise typically requires years of practical analog design experience under the guidance of a senior engineer, and engineers with the required level of skill and expertise are in short supply.

Many IC solution providers lack sufficient analog expertise to develop compelling mixed-signal products. As a result, manufacturers of electronic devices value providers that can supply them with mixed-signal solutions offering greater functionality, smaller size, and lower power requirements at a reduced cost and shorter time-to-market. We have the breadth in our portfolio, depth of wireless connectivity expertise, and the focus on IoT to help our customers quickly bring their innovative ideas to market.

Products

We provide analog-intensive, mixed-signal solutions for use in a variety of electronic products in a broad range of applications for the IoT. We have built a leading wireless development platform and product portfolio for the IoT based on Bluetooth®, sub-GHz proprietary technologies, Wi - SUN, Thread, Wi-Fi®, Zigbee®, and Z-Wave®. Our products integrate complex mixed-signal functions that are frequently performed by numerous discrete components in competing products into a single chip, chipset or system-on-chip ("SoC"). By doing so, we create products that, when compared to many competing products, offer the following benefits:

- Require less printed circuit board ("PCB") space;
- Reduce the use of external components lowering the system cost and simplifying design;
- Offer superior performance improving our customers' end products;
- Provide increased reliability and manufacturability, improving customer yields; and/or
- Reduce system power requirements enabling smaller form factors and/or longer battery life.

We have continued to diversify our product portfolio and introduce new products and solutions through both organic investment and acquisitions. The life cycles of our products are relatively long, given the amount of effort and time required in the design-in process for our customers.

Revenues during fiscal 2025, 2024 and 2023 were generated predominately by sales of our mixed-signal products. The following summarizes the products that we have introduced to customers:

Wireless Microcontrollers

Our EFM32™, EFM8™, 8051, wireless MCUs and wireless SoCs are based on numerous wireless protocols, including Bluetooth, sub-GHz proprietary technologies, Thread, Wi-Fi, Zigbee, and Z-Wave technologies. Our family of products are ideally suited to ultra-low power IoT embedded systems that include energy-friendly 8-bit mixed-signal microcontrollers, ultra-low power 32-bit microcontrollers, and wireless MCU connectivity solutions using the ARM® Cortex-M0+/M3/M4 and newer M33 cores. Single and multi-protocol SoC devices and modules provide flexible, highly integrated solutions designed to meet demanding requirements of IoT applications. The introduction of our Series 2 portfolio in 2019 provided a greater focus on updatable device security which is becoming vital to the evolution and success of IoT. Now, our Series 3 portfolio, which released its first product in 2025, leverages the 22 nm process node to provide greater compute, interoperability, and energy efficiency for even more advanced workloads. We bring enhanced capability to the industry, protecting user data, system keys, and manufacturer brands from malicious threats, both hands-on and internet-based. Our broad portfolio addresses a variety of target markets.

Our products are supported by Simplicity Studio™, which provides one-click access to design tools, documentation, software, and support resources, and help simplify software development for IoT developers by coordinating and prioritizing multiprotocol connectivity, SoC peripherals and other system-level activities.

We group our products as Industrial & Commercial or Home & Life based on the target markets they address. These markets and their corresponding applications are described below:

Target Market	Applications

Industrial & Commercial

Industrial IoT

The Industrial IoT market supports a diverse array of products and applications. Utilizing Industrial IoT enables companies to enhance production and efficiency, gain insights into processes, and predict faults before they lead to downtime. Our Industrial IoT solutions drive energy efficiency, operational excellence, and enables the intelligent and secure use of industrial assets. They simplify human-machine interfaces, improve convenience for electrical providers and consumers through smart metering, drives operational efficiency by adding wireless connectivity to street lights, sensors, and controls, optimize maintenance routines with IoT predictive maintenance, and enhance energy efficiency by allowing renewable energy integration in both residential and utility setting.

- Industrial automation and control
- Smart metering
- Smart street lighting
- Renewable energy
- Electric vehicle supply equipment
- Industrial wearables
- Industrial equipment
- Smart agriculture

Commercial IoT

Commercial IoT, such as smart retail solutions, can increase retailer efficiency, reduce labor costs, and provide consumer insights by merging digital online e-commerce and physical stores into an omnichannel experience. Our smart retail solutions, such as electronic shelf labels, increase productivity and profitability via centralized and dynamic price management without the labor-intensive manual price updates. Our smart lighting solutions use wireless access points to enable indoor location services which track assets and consumer behavior and speed up click-and-collect ordering.

- Smart buildings
- Access controls
- Asset tracking
- Smart lighting
- Electronic shelf labels
- Theft protection
- Power tools
- Enterprise access points

Home & Life

Smart Home

The Smart Home market is transforming everyday living through greater comfort, efficiency, and peace of mind. Consumers are embracing connected devices that make homes safer, more energy-efficient, and easier to manage, from lighting and climate control to security and entertainment. As smart technology becomes more intelligent, intuitive, and interoperable, it enables seamless automation that enhances quality of life while supporting sustainability and cost savings. Our secure, reliable, and robust smart home solutions also include support for emerging applications like Matter and Amazon Sidewalk that are designed to streamline customer adoption while providing functionality that reinforces privacy, simplicity, and performance.

- Home cameras
- Locks
- Gateways
- Residential lighting
- Window shades/blinds
- HVAC (heating, ventilation, and air conditioning)
- Appliances
- Switches
- Sensors
- Security panels
- Smart smoke/CO detectors

Connected Health

Smart medical devices, such as continuous glucose monitors, insulin pumps, pulse oximeters, ECG monitors, and fitness wearables, make healthcare more accessible and are improving lives around the world. Regulatory requirements, product miniaturization needs, battery life, and security make development of these connected medical devices challenging for device manufacturers. Our low-power, high-performance wireless SoCs and modules simplify this process and accelerate time-to-market to develop secure, reliable, smart medical devices.

- Diabetes management
- Consumer health & fitness (wearables)
- Elderly care
- Patient monitoring
- Activity tracking

Customers, Sales and Marketing

We market our products through our direct sales force and through a network of independent sales representatives and distributors. Direct and distribution customers buy on an individual purchase order basis, rather than pursuant to long-term agreements.

We consider our customer to be the end customer purchasing either directly from a distributor, a contract manufacturer or us. During fiscal 2025, our ten largest end customers accounted for 25% of our revenues. We had no customer that represented more than 10% of our revenues during this period. An end customer purchasing through a contract manufacturer typically instructs such contract manufacturer to obtain our products and incorporate such products with other components for sale by such contract manufacturer to the end customer. Although we sell products to, and are paid by distributors and contract manufacturers, we refer to the end customer as our customer. Two of our distributors who sell to our customers, Arrow Electronics and Edom Technology, represented 28% and 21% of our revenues during fiscal 2025, respectively.

We maintain numerous sales offices in Asia, the Americas and Europe. Revenue is attributed to a geographic area based on the shipped-to location. The percentage of our revenues derived from outside of the United States was 91% in fiscal 2025.

Our direct sales force is comprised of many sales professionals who possess varied levels of responsibility and experience, including directors, country managers, regional sales managers, district sales managers, strategic account managers, field sales engineers and sales representatives. We also utilize independent sales representatives and distributors to generate sales of our products. We have relationships with many independent sales representatives and distributors worldwide whom we have selected based on their understanding of the mixed-signal marketplace and their ability to provide effective field sales applications support for our products.

Our marketing efforts are targeted at both identified industry leaders and emerging market participants. Direct marketing activities are supplemented by a focused marketing communications effort that seeks to raise awareness of our company and products. Our public relations efforts are focused on leading trade and business publications. Our external website is used to deliver corporate and product information. We also pursue targeted advertising in key trade publications, and we have a cooperative marketing program that allows our distributors and representatives to promote our products to their local markets in conjunction with their own advertising activities. Finally, we maintain a presence at strategic trade shows and industry events. These activities, in combination with direct sales activities, help drive demand for our products.

Due to the complex and innovative nature of our products, we employ experienced applications engineers who work closely with customers and distributors to support the design-win process and can significantly accelerate the customer's time to market. A design win occurs when a customer has designed our ICs into its product architecture and ordered product from us. A considerable amount of effort to help a customer incorporate our ICs into its products is typically required prior to any sale. In many cases, our innovative ICs require significantly different implementations than existing approaches and, therefore, successful implementations may require extensive communication with potential customers. The amount of time required to achieve a design win can vary substantially depending on a customer's development cycle, which can be relatively short (such as three months) or very long (such as two years) based on a wide variety of customer factors. Not all design wins ultimately result in revenue or may result in less revenue than expected. However, once a completed design architecture has been implemented and produced in high volumes, our customers are reluctant to significantly alter their designs due to this extensive design-win process. We believe this process, coupled with our intellectual property protection, promotes relatively longer product life cycles for our products and high barriers to entry for competitive products, even if such competing products are offered at lower prices. Our close collaboration with our customers provides us with knowledge of derivative product ideas or completely new product line offerings that may not otherwise arise in other new product discussions.

Research and Development

Through our research and development efforts, we leverage experienced analog and mixed-signal engineering talent and expertise to create new ICs that integrate functions typically performed less efficiently by multiple discrete components. This integration generally results in lower costs, smaller die sizes, lower power demands, and enhanced price/performance characteristics. We attempt to reuse successful techniques for integration in new applications where similar benefits can be realized. We believe that we have attracted many of the best engineers in our industry. We believe that reliable and precise analog and mixed-signal ICs can only be developed by teams of engineers who have significant analog experience and are familiar with the intricacies of designing these ICs for commercial volume production. The development of test methodologies is just one example of a critical activity requiring experience and know-how to enable the rapid release of a new product for commercial success. We have accumulated a vast set of trade secrets that allow us to pursue innovative approaches to mixed-signal problems that are difficult for competitors to duplicate. We highly value our engineering talent and strive to maintain a very high bar when bringing new recruits to the company.

Research and development expenses were $353.2 million, $332.2 million and $337.7 million in fiscal 2025, 2024 and 2023, respectively.

Technology

Our product development process facilitates the design of highly innovative, analog-intensive, mixed-signal ICs. Our engineers' deep knowledge of existing and emerging standards and performance requirements helps us to assess the technical feasibility of a particular IC. We target areas where we can provide compelling product improvements. Once we have solved the primary challenges, our field application engineers continue to work closely with our customers' design teams to maintain and develop an understanding of our customers' needs, allowing us to formulate derivative products and refined features.

In providing mixed-signal ICs for our customers, we believe our key competitive advantages are:

- Analog and RF design expertise in CMOS;
- Mixed-signal, firmware, and system design expertise;
- Microcontroller and system-on-a-chip design expertise;
- Software expertise, including multiprotocol connectivity and real-time operating systems for the IoT;
- Module integration and wireless design expertise;
- Silicon-to-cloud security integration expertise; and
- Our broad understanding of systems technology and trends.

To fully capitalize on these advantages, we have assembled a world-class development team with exceptional analog and mixed-signal design expertise led by accomplished senior engineers.

Analog and RF Design Expertise in CMOS

We believe that our most significant core competency is world-class analog and RF design capability. Additionally, we strive to design substantially all our ICs in standard CMOS processes. Most of our product designs now incorporate some type of RF in CMOS technology. While it is often significantly more difficult to design analog ICs in CMOS, CMOS provides multiple benefits versus existing alternatives, including significantly reduced cost, reduced technology risk, and greater worldwide foundry capacity. CMOS is the most commonly used process technology for manufacturing digital ICs and, as a result, is most likely to be used for the manufacturing of ICs with finer line geometries. These finer line geometries can enable smaller and faster ICs. By designing our ICs in CMOS, we enable our products to benefit from this trend towards finer line geometries, which allows us to integrate more digital functionality into our mixed-signal ICs.

Designing analog and mixed-signal ICs is significantly more complicated than designing standalone digital ICs. While advanced software tools exist to help automate digital IC design, there are far fewer tools for advanced analog and mixed-signal IC design. In many cases, our analog circuit design efforts begin at the fundamental transistor level. We believe that we have a demonstrated ability to design the most difficult analog and RF circuits using standard CMOS technologies.

Mixed-Signal, Firmware and System Design Expertise

We consider the partitioning of a circuit to be a proprietary and creative design technique. Deep systems knowledge allows us to use our mixed-signal and RF in CMOS design expertise to maximize the price/performance characteristics of both the analog and digital functions and allow our ICs to work in an optimized manner to accomplish particular tasks. Generally, we attempt to move analog functions into the digital domain as quickly as possible, creating system efficiencies without compromising performance. These patented approaches require our advanced signal processing and systems expertise. We then leverage our firmware know-how to change the 'personality' of our devices, optimizing features and functions needed by various markets we serve. For example, our wireless SoC devices for IoT applications integrate both digital and analog domains in a single chip. The SoCs combine ARM Cortex-M processor cores, a variety of digital and analog peripherals, hardware cryptography accelerators, and analog-intensive multiprotocol radio transceivers. This system integration at the chip level leverages our deep expertise in mixed-signal and RF design, and low-power wireless MCU architectures pioneered for more than a decade.

Microcontroller and System on a Chip Design Expertise

We have the talent and circuit integration methodologies required to combine precision analog, high-speed digital, flash memory, and in-system programmability into a single, monolithic CMOS integrated circuit. Our microcontroller products are designed to capture an external analog signal, convert it to a digital signal, compute digital functions on the stream of data, and then communicate the results through a standard digital interface. The ability to develop standard products with the broadest possible customer application base while being cost-efficient with the silicon area of the monolithic CMOS integrated circuit requires a keen sense of customer value and engineering capabilities. Additionally, managing the wide variety of signals on a monolithic piece of silicon, including electrical noise, harmonics, and other electronic distortions requires a fundamental knowledge of device physics and accumulated design expertise.

Software Expertise

Our software expertise allows us to develop products for markets where intelligent data capture, high-performance processing, and communication are increasingly important product differentiators. The software we have developed to address these markets enables machine-to-machine communications, providing intelligence to electronic systems. Our products integrate high-performance, low-power wireless, and microcontroller ICs with reliable and scalable software into a flexible and robust networking platform.

The demand for low-power, small-footprint wireless technology is accelerating as more and more IP-enabled endpoints are being connected to the IoT. Our software enables a broad range of power-sensitive applications for the IoT, including smart energy, home automation, security, and other connected products. We believe that the combination of our software and IC design expertise differentiates us from many of our competitors.

As the IoT continues to mature, a new class of embedded applications is emerging, presenting feature-rich and task-intensive use cases. This growing complexity is driving the need for real time operating systems ("RTOS") to help simplify software development for IoT applications by coordinating and prioritizing multiprotocol connectivity, SoC peripherals, and other system-level activities. In addition to being able to manage numerous application tasks, an RTOS enhances scalability and makes complex applications predictable and reliable.

Module Integration and Wireless Design Expertise

The market for wireless modules has grown as customers search for solutions that provide turnkey wireless connectivity for their products. The development of modules is difficult due to stringent requirements, including high levels of integration, programmability, performance, reliability, security, and power efficiency. In addition, designs must meet numerous wireless standards deployed in various environments and serving diverse requirements.

Our combined expertise in IC design and software development allows us to engineer modules that provide robust, high-performance connections in challenging wireless environments. We have developed wireless modules based on numerous wireless standards, including Bluetooth, sub-GHz, Thread, Wi-Fi, Zigbee, and Z-Wave. We believe our demonstrated proficiency in the design of modules provides our customers with significant advantages such as fast time to market, reduced development cost, global wireless certifications, and software reuse.

Silicon-to-Cloud Security Integration Expertise

Security is of paramount importance to our customers. More than ever before, device manufacturers and OEMs developing IoT products have specific needs to ensure their solutions are secure. Security is a complex endeavor involving the convergence of multiple integrated hardware and software technologies. IoT products are designed to ensure the devices operate in a trusted and reliable manner, enforce policies as well as protect the confidentiality, authenticity and integrity of data and private information being processed and transmitted. The building blocks are built in hardware based on dedicated IC security components integrated into SoC designs. These specialized security components are designed to enhance cryptographic capabilities and exploit unique physical characteristics of CMOS to establish foundations of trust and enable device identity and assurance.

In addition to developing specific security hardware and software capabilities, we also focus design and engineering efforts on technologies that simplify and accelerate adoption by customers of security features engineered into our silicon chips. This is primarily achieved through software tools such as Simplicity Studio and its integration with cloud-based services that simplify implementation, reduce complexity and enable management of security for fleets of devices. Those capabilities are designed to help customers develop products and solutions with chip-to-cloud security integration, enable faster time to market and reduce security defects, risks and losses due to security attacks and incidents. We continue to create innovative security solutions that enable customers to develop best-in-class, simple and economical solutions and will continue investing in security-specific research and development that addresses a dynamic threat landscape, emerging regulatory requirements, and evolving customer security and privacy needs.

Understanding of Systems Technology and Trends

Our focused expertise in mixed-signal ICs is the result of the breadth of engineering talent we have assembled with experience working in analog-intensive CMOS design for a wide variety of applications. This expertise, which we consider a competitive advantage, is the foundation of our in-depth understanding of the technology and trends that impact electronic systems and markets. Our expertise includes:

- Frequency synthesis, which is core technology for wireless and clocking applications;
- Integration, which enables the elimination of discrete components in a system; and
- Signal processing and precision analog, which forms the heart of consumer, industrial, medical, and automotive electronics applications.

Our understanding of the role of analog/digital interfaces within electronic systems, standards evolution, and end-market drivers enables us to identify product development opportunities and capitalize on market trends.

Manufacturing

As a fabless semiconductor company, we conduct IC design and development in our facilities and electronically transfer our proprietary IC designs to third-party semiconductor fabricators who process silicon wafers to produce the ICs that we design. Our IC designs typically use industry-standard CMOS manufacturing process technology to achieve a level of performance normally associated with more expensive special-purpose IC fabrication technology. We believe the use of CMOS technology facilitates the rapid production of our ICs within a lower-cost framework. Our IC production employs submicron process geometries, which are readily available from leading foundry suppliers worldwide, thus increasing the likelihood that manufacturing capacity will be available throughout our products' life cycles. We currently partner primarily with Taiwan Semiconductor Manufacturing Co. ("TSMC") and Semiconductor Manufacturing International Corporation ("SMIC") to manufacture the majority of our semiconductor wafers. We believe that our fabless manufacturing model significantly reduces our capital requirements and allows us to focus our resources on the design, development, and marketing of our ICs.

Once the silicon wafers have been produced, they are shipped directly to our third-party assembly subcontractors. The assembled ICs are then moved to the final testing stage. This operation can be performed by the same contractor that assembled the IC, other third-party test subcontractors, or within our internal facilities prior to shipping to our customers. During fiscal 2025, most of our units shipped were tested by offshore third-party test subcontractors. We expect that our utilization of offshore third-party test subcontractors will remain substantial during fiscal 2026.

If our suppliers experience closures or reductions in their capacity utilization levels in the future, including due to unpredictable factors outside their control, we may have difficulty sourcing materials necessary to fulfill production requirements. Disruptions to our business and supply chain (and the business and supply chains of our customers) could cause significant delays in shipments of our products until we are able to shift our manufacturing, assembling, or testing from the affected subcontractor to another third-party vendor.

Backlog

We include in backlog accepted product purchase orders from customers and worldwide distributor stocking orders. Product orders in our backlog are subject to changes in delivery schedules or cancellation at the option of the purchaser, typically without penalty. Our backlog may fluctuate significantly depending upon customer order patterns which may, in turn, vary considerably based on rapidly changing business circumstances. Accordingly, we do not believe that our backlog at any time is necessarily representative of actual sales for any succeeding period.

Competition

The markets for semiconductors generally, and for analog and mixed-signal ICs in particular, are intensely competitive. We anticipate that the market for our products will continually evolve and will be subject to rapid technological change. We believe the principal competitive factors in our industry are:

- Product size;
- Level of integration;
- Product capabilities;
- Reliability;
- Price;
- Performance;

- Power requirement;
- Customer support;
- Reputation;
- Ability to rapidly introduce new products to market;
- Intellectual property; and
- Software.

We believe that we are competitive with respect to these factors, particularly because our ICs typically are smaller in size, are highly integrated, achieve high-performance specifications at lower price points than many competitive products, and are manufactured in standard CMOS, which generally enables us to supply them on a relatively rapid basis to customers to meet their product introduction schedules. However, disadvantages we face include our relatively short operating history in certain of our markets and the need for customers to redesign their products and modify their software to implement our ICs in their products.

Due to our diversified product portfolio and the numerous markets and applications we serve, we compete against a relatively large number of competitors. We compete with Espressif, Infineon, MediaTek, Microchip, Nordic Semiconductor, NXP, Qualcomm, Renesas, STMicroelectronics, Synaptics, Telink, Texas Instruments and others. We expect to face competition in the future from our current competitors, other manufacturers, designers of semiconductors, and start-up semiconductor design companies. Our competitors may also offer bundled solutions offering a more complete product, which may negatively impact our competitive position despite the technical merits or advantages of our products. In addition, our customers could develop products or technologies internally that would replace their need for our products and would become a source of competition. We could also face competition from module makers or other systems suppliers that may include mixed-signal components in their products, which could eliminate the need for our ICs.

Many of our competitors and potential competitors have longer operating histories, greater name recognition, access to larger customer bases, complementary product offerings, and significantly greater financial, sales and marketing, manufacturing, distribution, technical, and other resources than us. Current and potential competitors have established or may establish financial and strategic relationships between themselves or with our existing or potential customers, resellers, or other third parties. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share.

Intellectual Property

Our future success depends in part upon our proprietary technology. We seek to protect our technology through a combination of patents, copyrights, trade secrets, trademarks and confidentiality procedures. As of January 3, 2026, we had greater than 1,575 issued or pending United States and foreign patents. Patents generally have a term of twenty years from the date they are filed. As our patent portfolio has been built over time, the remaining terms of the individual patents in our patent portfolio vary. There can be no assurance that patents will ever be issued with respect to our patent applications. Furthermore, it is possible that any patents held by us may be invalidated, circumvented, challenged or licensed to others. In addition, there can be no assurance that such patents will provide us with competitive advantages or adequately safeguard our proprietary rights. While we continue to file new patent applications with respect to our recent developments, existing patents are granted for prescribed time periods and will expire at various times in the future.

We claim copyright protection for proprietary documentation for our products. We have filed for registration, or are in the process of filing for registration, the visual images of certain ICs with the U.S. Copyright Office. We have registered the "Silicon Labs" logo and a variety of other product and product family names as trademarks in the United States and selected foreign jurisdictions. All other trademarks, service marks, or trade names appearing in this report are the property of their respective owners. We also attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants, and through other customary security measures. We intend to protect our rights vigorously, but there can be no assurance that our efforts will be successful. In addition, the laws of other countries in which our products are sold may not protect our products and intellectual property rights to the same extent as the laws of the United States.

While our ability to effectively compete depends in large part on our ability to protect our intellectual property, we believe that our technical expertise and ability to introduce new products in a timely manner will be an important factor in maintaining our competitive position.

Many participants in the semiconductor and electronics industries have a significant number of patents and have frequently demonstrated a readiness to commence litigation based on allegations of patent and other intellectual property infringement. From time to time, third parties may assert infringement claims against us. We may not prevail in any such litigation or may not be able to license any valid and infringed patents from third parties on commercially reasonable terms, if at all. Litigation, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management's time. Any such litigation could materially adversely affect us.

Our licenses include industry standard licenses with our vendors, such as wafer fabrication tool libraries, third-party core libraries, computer-aided design applications and business software applications.

Human Capital

Our success depends on our ability to continue to attract, retain and motivate qualified employees, particularly highly skilled analog and mixed-signal engineers and senior management personnel. We strive to meet this objective by offering competitive compensation and benefits in an inclusive, equitable and safe workplace, with opportunities for our employees to grow and develop in their careers.

As of January 3, 2026, we employed 1,930 people, of whom 72% were in engineering roles. Women represented 23% of our workforce and men represented 77%. We are a multi-national and multi-ethnic workforce, with sites and employees in more than a dozen countries. We are committed to fostering an environment where people feel valued, respected, and empowered to do their best work. We actively promote fair and equitable practices in our recruitment, development, promotion and compensation programs. These principles are also reflected in our employee training, in particular with respect to our policies against harassment, discrimination and the elimination of bias in the workplace.

We hold our employees to high performance standards, and our compensation plans are designed to deliver competitive base pay and attractive incentive opportunities. Our benefits programs are tailored to the various countries in which we operate. We benchmark for market practices and regularly review our compensation and benefit programs against the market to ensure they remain competitive.

We support a high-performance culture through learning and development solutions aligned with our strategic priorities. Our approach is business-centric, accessible, and inclusive. Employees continuously collaborate and share their expertise through an internal training program consisting of classes and workshops that help strengthen technical and professional skills and advance careers. We also host university professors and external speakers to broaden knowledge, trigger creativity, and inspire innovation. Our e-learning libraries and on-demand training videos allow employees to absorb information at their own pace and share their recommendations with co-workers. Employees are invited to attend our annual two-day technical symposium featuring peer-reviewed presentations showcasing our internal technical achievements and talks from outside experts to educate and inspire our workforce. Our talent development programs provide employees with the resources they need to help achieve their career goals, build management skills and lead their organizations. We regularly review succession plans and focus on promoting internal talent to help grow our employees' careers.

We believe that our future success depends on retaining the services of our key personnel, developing their successors and properly managing the transition of key roles when they occur. Our key technical personnel represent a significant asset and serve as the primary source for our technological and product innovations. We use employee surveys to better understand and improve the employee experience and identify opportunities to continually strengthen our company culture. We use employee feedback to drive and improve processes and ensure a deep understanding of our mission and vision among our employees. We believe our continued focus on a strong, differentiated company culture, along with competitive compensation, career growth, and development opportunities have helped increase employee tenure and reduce voluntary turnover. During fiscal 2025, our voluntary employee turnover rate was 8%.

The well-being of our employees is of utmost importance to us. We offer comprehensive benefits, resources, and personalized tools to address the healthcare and wellness needs of our employees and their families. We provide access to a variety of global programs that promote physical, mental and financial health, encouraging employees to take time off when needed, sustain a healthy work-life balance, personalize work arrangements, and plan for a secure future. By inserting flexibility into our programs, we are best able to support employees and their families through various stages of their lives.

Corporate Sustainability

As a global corporate citizen, we are committed to advancing responsible and sustainable operations throughout our supply chain. We live by our promise to "do the right thing" for all: our employees, customers, shareholders, communities, and the planet. We design smart, energy-efficient products that enable battery-powered, ultra-low-power wireless communications for our customers across industries where technology can meaningfully influence environmental and societal outcomes across home, medical, industrial, and commercial environments, including air pollution and waste management monitoring, water integrity, residential irrigation monitoring, street lighting networks, advanced metering infrastructure and green energy solutions. Innovative solutions do not stop at our products, as we are also actively supporting research to improve safety, sustainability, and overall quality of life in densifying cities as the founding corporate partner for the Smart City Living Lab at The International Institute of Information Technology in Hyderabad, India.

We demand excellence in our quality and environmental management systems, which are certified to ISO 9001:2015 and ISO 14001:2015 standards, respectively. We are committed to delivering products that meet environmental regulations and requirements, and we maintain high standards for our global supply chain partners, prioritizing qualified suppliers who are socially and environmentally aligned with our sustainability approach. In 2022, we joined the Responsible Business Alliance® ("RBA®"), an industry coalition dedicated to responsible business conduct in the global supply chain. We support, and require our suppliers to support, the RBA Code of Conduct.

Each year we donate to charitable organizations and allocate global site grants to support local community needs. We also offer 24 hours of paid time off annually for employees to volunteer in their communities. Our philanthropy program prioritizes financial, volunteer and in-kind support to organizations that are helping to expand technology access and education to underrepresented groups, support advancements in sustainability and energy conservation, and invest in critical community needs where we work and live.

For more information on our Sustainability and ESG commitments and progress, please visit the Environmental, Social and Governance ("ESG") section of our website at www.silabs.com. Our website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

Governmental Regulations

We are subject to international, federal, state and local laws and regulations that are customary to businesses in the semiconductor industry, including those related to financial and other disclosures, accounting standards, corporate governance, intellectual property, tax, trade, including import, export and customs, antitrust, environment, health and safety, employment, immigration and travel, cybersecurity, privacy, data protection and localization, and anti-corruption. Such laws and regulations include, but are not limited to:

- The Restriction of Hazardous Substances Directive ("RoHS"), which restricts the use of certain hazardous substances in electrical and electronic equipment;
- General Data Protection Regulation ("GDPR"), which provides guidelines for the collection and processing of personal information from individuals who live in the European Union;
- The U.S. Foreign Corrupt Practices Act ("FCPA"), which prohibits companies and their individual officers from influencing foreign officials with any personal payments or rewards; and
- Conflict minerals reporting, which imposes disclosure requirements regarding the use of "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries in products.

Although compliance with these laws has not had a material impact on our financial position and results of operations, the laws and regulations to which we are subject may differ among jurisdictions, and compliance with them may have a materially adverse impact on our business and results of operations in the future.

Available Information

Our website address is www.silabs.com. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities

Exchange Act of 1934 are available through the investor relations page of our website free of charge as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). Our website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

Item 1A. Risk Factors

Risk Factors Summary

Risks Related to the Proposed Merger

- We may not complete the proposed Merger within the time frame we anticipate, or at all, which could have an adverse effect on our business, financial condition, results of operations, cash flows and stock price
- Uncertainties associated with the Merger could adversely affect our business, results of operations, cash flows and financial condition
- The Merger Agreement contains provisions that limit our ability to pursue alternatives to the Merger and that could deter or discourage a competing acquirer from making a favorable alternative transaction proposal
- While the Merger Agreement is in effect, we are subject to restrictions on our business activities
- Lawsuits may arise in connection with the Merger, which could delay or prevent completion of the Merger and adversely affect our business, results of operations, cash flows and financial condition

Global Business Risks

- We may be the victim of business disruptions and security breaches, including cyber-attacks, which could lead to liability or could damage our reputation and financial results
- We may be subject to information technology failures that could damage our reputation, business operations and financial condition
- Our business, financial condition, and results of operations could be materially and adversely affected by global or industry-specific shortages of memory components or other key components necessary for our customers' products
- Competition within the numerous markets we target may reduce sales of our products and reduce our market share
- If we are unable to develop or acquire new and enhanced products that achieve market acceptance in a timely manner, our operating results and competitive position could be harmed
- Our research and development efforts are focused on a limited number of new technologies and products, and any delay in the development, or abandonment, of these technologies or products by industry participants, or their failure to achieve market acceptance, could compromise our competitive position
- We have limited resources compared to some of our current and potential competitors and we may not be able to compete effectively and increase market share
- Our business, financial condition, and results of operations could be materially and adversely affected by tariffs, trade restrictions, and other barriers to international trade
- We rely on third parties to manufacture, assemble and test our products, which subjects us to risks of disruptions in our supply chain
- We are a global company, which subjects us to additional business risks including logistical and financial complexity, supply disruption, political instability and currency fluctuations
- Most of our current manufacturers, assemblers, test service providers, distributors and customers are concentrated in the same geographic region, which increases the risk that a natural disaster, epidemic, labor strike, war or political unrest could disrupt our operations or sales
- We are subject to the cyclical nature of the semiconductor industry, which has been subject to significant fluctuations
- We may not be able to maintain our historical growth and may experience significant period-to-period fluctuations in our revenues and operating results, which may result in volatility in our stock price
- Our inability to manage growth could materially and adversely affect our business
- We depend on our key personnel to manage our business effectively in a rapidly changing market, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and successfully market our products could be harmed
- Any acquisitions we make could disrupt our business and harm our financial condition
- The average selling prices of our products could decrease rapidly which may negatively impact our revenues and gross profit

- Failure to manage our distribution channel relationships could impede our future growth
- We do not have long-term commitments from our customers
- We are subject to increased inventory risks and costs because we build our products based on forecasts provided by customers before receiving purchase orders for the products
- Our products are complex and may contain errors which could lead to liability, an increase in our costs and/or a reduction in our revenues
- Our customers require our products to undergo a lengthy and expensive qualification process without any assurance of product sales
- We are subject to risks relating to product concentration
- Any dispositions could harm our financial condition
- The semiconductor manufacturing process is highly complex and, from time to time, manufacturing yields may fall below our expectations, which could result in our inability to satisfy demand for our products in a timely manner and may decrease our gross profit due to higher unit costs
- We depend on our customers to support our products, and some of our customers offer competing products
- Changes in the privacy and data security/protection laws could have an adverse effect on our operations
- Our products must conform to industry standards and technology in order to be accepted by end users in our markets
- Any material weaknesses or other deficiencies or otherwise failing to maintain an effective system of internal controls, including disclosure controls and procedures, could result in material misstatements of our financial statements or cause us to fail to meet our reporting obligations

Intellectual Property Risks

- Significant litigation over intellectual property in our industry may cause us to become involved in costly and lengthy litigation which could adversely affect our business
- We may be unable to protect our intellectual property, which would negatively affect our ability to compete

Liquidity and Credit Risks

- Disruptions in the financial services industry could adversely affect our operations and financial condition
- We are subject to credit risks related to our accounts receivable
- Any borrowings under our credit agreement or other indebtedness could adversely affect our operations and financial condition
- We could seek to raise additional debt or equity capital in the future, but additional capital may not be available on terms acceptable to us, or at all

Stock and Governance Risks

- Our stock price may be volatile
- Provisions in our charter documents and Delaware law could prevent, delay or impede a change in control of us and may reduce the market price of our common stock

Risk Factors

Risks Related to the Proposed Merger

We may not complete the proposed Merger within the time frame we anticipate, or at all, which could have an adverse effect on our business, financial condition, results of operations, cash flows and stock price

On February 4, 2026, we entered into the Merger Agreement with Parent and Merger Subsidiary, pursuant to which Merger Subsidiary will be merged with and into us, with us continuing as the surviving company and a wholly owned subsidiary of Parent. If the Merger is completed, we will become a privately held company, meaning that our common stock will be delisted from the NASDAQ National Market and deregistered under the Securities Exchange Act of 1934. Completion of the Merger is subject to a number of closing conditions, including obtaining approval of our stockholders at a special meeting of stockholders and the receipt of required regulatory approvals. The failure to satisfy these closing conditions could jeopardize or delay the consummation of the Merger.

Each party's obligation to consummate the Merger is also subject to the accuracy of the representations and warranties of the other party (subject to certain materiality qualifications) and the performance in all material respects of the other party's covenants under the Merger Agreement, including, with respect to us, covenants regarding operation of our business prior to closing. In addition, the Merger Agreement may be terminated under certain specified circumstances. Certain conditions to the completion of the pending Merger are not within our control, and we cannot predict when or if these conditions will be satisfied (or waived, as applicable). As a result, we cannot assure you that the Merger will be completed.

If the Merger is not completed within the expected time frame, or at all, we may be subject to a number of material risks. To the extent that the current market price of our common stock reflects an assumption that the Merger will be completed, the price of our common stock could decrease if the Merger is not completed and stockholders may not recover their investment or receive a price for their shares of our common stock similar to what has been offered under the Merger Agreement. Further, investor confidence in us could decline, and stockholder litigation could be brought against us. Additionally, we may be required to pay a termination fee under certain circumstances that give rise to a termination of the Merger Agreement.

In addition, we have incurred, and will continue to incur, significant costs, expenses and fees for professional services and other transaction costs in connection with the Merger, including for activities that we would have not undertaken other than to complete the Merger. As a result, to the extent the Merger is not completed, we will receive little or no benefit from incurring these costs.

Even if successfully completed, there are certain risks to our stockholders from the Merger, including: the amount of cash per outstanding share of our common stock to be paid under the Merger Agreement is fixed and will not be adjusted for changes in our business, assets, liabilities, prospects, outlook, financial condition or operating results or in the event of any change in the market price of, analyst estimates of, or projections relating to, our common stock; receipt of the all-cash per share Merger consideration under the Merger Agreement is taxable to stockholders that are treated as U.S. holders for U.S. federal income tax purposes; and if the Merger is completed, our stockholders will forego the opportunity to realize the potential long-term value of the successful execution of our current business strategy as an independent company.

Uncertainties associated with the Merger could adversely affect our business, results of operations, cash flows and financial condition

The announcement and pendency of the Merger, as well as any delays in the expected timeframe, could cause disruption in our business and create uncertainties, which could have an adverse effect on our business, results of operations, cash flows and financial condition, regardless of whether the Merger is completed. These risks and uncertainties include, but are not limited to:

- the possibility that our relationship with suppliers, customers and employees could be adversely affected, including if our suppliers, customers or others attempt to negotiate changes in existing business relationships, consider entering into business relationships with parties other than us, delay or defer decisions concerning their business with us, or terminate their existing business relationships with us during the pendency of the Merger;
- uncertainties caused by any negative sentiment in the marketplace with respect to the Merger, which could adversely impact investor confidence in the Company;

- a diversion of a significant amount of management time and resources toward the completion of the Merger;
- a distraction of our current employees as a result of the Merger, which could result in a decline in their productivity or cause distractions in the workplace;
- being subject to certain restrictions on the conduct of our business;
- possibly foregoing certain business opportunities that we might otherwise pursue absent the pending Merger;
- difficulties in attracting and retaining key employees due to uncertainties related to the Merger;
- impact of costs related to completion of the Merger; and
- other developments beyond our control, including, but not limited to, changes in domestic or global economic conditions that may affect the timing or success of the Merger.

The adverse effects of the pendency of the Merger could be exacerbated by any delays in completion of the Merger or termination of the Merger Agreement. As a result, there can be no assurance that our business, results of operations, cash flows and financial condition will not be adversely affected, as compared to prior to the announcement of the Merger Agreement.

The Merger Agreement contains provisions that limit our ability to pursue alternatives to the Merger and that could deter or discourage a competing acquirer from making a favorable alternative transaction proposal

Under the Merger Agreement, we are subject to "no-shop" restrictions and are not permitted, subject to certain exceptions set forth in the Merger Agreement, to initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer by or with a third party with respect to an acquisition proposal and to furnish nonpublic information to, or engage in discussions or negotiations with, a third party interested in pursuing an alternative transaction. Further, our board of directors is required to recommend that our stockholders vote in favor of the Merger, subject to exceptions for superior proposals and other situations where failure to effect a recommendation change would be inconsistent with the board of directors' fiduciary duties. Upon the termination of the Merger Agreement under specified circumstances, including, among others, the termination by the Parent in the event of a Change of Recommendation (as defined in the Merger Agreement) by our board of directors, we would be required to pay Parent a termination fee of $259 million. Such provisions of the Merger Agreement could discourage or deter a third party that may be willing to pay more than Parent for our outstanding common stock from considering or proposing such an acquisition of the Company.

While the Merger Agreement is in effect, we are subject to restrictions on our business activities

Under the terms of the Merger Agreement, we are subject to restrictions on our business activities, including, among other things, restrictions on our ability to pay dividends; acquire other businesses and assets; dispose of our assets; enter into or materially modify certain contracts; repurchase, adjust the terms of or issue securities; make certain capital expenditures; settle certain legal actions; take certain actions relating to intellectual property; take certain action related to employee benefit plans; amend our organizational documents; and incur certain indebtedness. Because of these restrictions, we may be prevented from taking certain actions with respect to the conduct of our business that we might otherwise have taken if not for the Merger Agreement, including responding effectively and/or timely to competitive pressures and industry developments, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Lawsuits may arise in connection with the Merger, which could delay or prevent completion of the Merger and adversely affect our business, results of operations, cash flows and financial condition

Lawsuits relating to the Merger could be filed against us and our directors and officers, including by our stockholders. Although litigation is common in connection with acquisitions of public companies, regardless of any merits related to the underlying acquisition, the outcome of any litigation cannot be assured and could delay or prevent completion of the Merger. Additionally, the amount of fees and costs of defense, including costs associated with the indemnification of directors and officers, and other liabilities that may be incurred in connection with lawsuits and other negative effects, such as diversion of resources from the Merger and ongoing business activities, negative publicity or damage to our relationships with business partners, suppliers and customers, could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Global Business Risks

We may be the victim of business disruptions and security breaches, including cyber-attacks, which could lead to liability or could damage our reputation and financial results

Information technology system and/or network disruptions, regardless of the cause, but including acts of sabotage, error, or other actions, could harm our operations. Failure to effectively prevent, detect, and recover from security breaches, including cyber-attacks, could result in the misuse of company assets, disruption to the company, diversion of management resources, regulatory inquiries, legal claims or proceedings, reputational damage, loss of sales and other costs to the company. We routinely face attacks that attempt to breach our security protocols, gain access to or disrupt our computerized systems or steal proprietary company, customer, partner or employee information. These attacks are sometimes successful. These attacks may be due to security breaches, employee error, theft, malfeasance, phishing schemes, ransomware, faulty password or data security management, or other irregularities. Additionally, we use artificial intelligence ("AI")-driven efficiencies in our software development and customer support services. Our use of AI may increase vulnerability to cybersecurity risks, including through unauthorized use or misuse of AI tools and bad inputs or logic or the introduction of malicious code incorporated into AI generated code. AI and machine learning also may be used for certain cybersecurity attacks, improving or expanding the existing capabilities of threat actors in manners we cannot predict at this time, resulting in greater risks of security incidents and breaches. The theft, loss, destruction, unavailability or misuse of personal or business data collected, used, stored or transferred by us to run our business could result in increased security costs or costs related to defending legal claims. Industrial espionage, theft or loss of our intellectual property data could lead to counterfeit products or harm the competitive position of our products and services. Costs to implement, test and maintain measures to promote compliance with applicable privacy and data security laws as well as to protect the overall security of our system have been and are expected to continue to be significant. While we have dedicated resources to privacy and security incident response capabilities, our response process may not be adequate, may fail to accurately assess the severity of an incident, may not be fast enough to prevent or limit harm, or may fail to sufficiently remediate an incident. Attempted or successful attacks against our products and services could damage our reputation with customers or users and reduce demand for our products and services. Additionally, there is an increased risk that we may experience cybersecurity-related events such as phishing attacks and other security challenges as a result of hybrid working arrangements and employees and our service providers working remotely.

In addition, the risk of cyber-attacks has increased in recent years in connection with geopolitical events, and nation-state actors or their supporters may launch retaliatory cyber-attacks, and may attempt to cause supply chain and other third-party service provider disruptions, or take other geopolitically motivated retaliatory actions that may disrupt our business operations, result in data compromise, or both. Nation-state actors have in the past carried out, and may in the future carry out, cyber-attacks to achieve their aims and goals, which may include espionage, information operations, monetary gain, ransomware, disruption, and destruction. In 2022, the U.S. Cybersecurity and Infrastructure Security Agency issued a "Shields Up" alert for American organizations noting the potential for Russia's cyber-attacks on Ukrainian government and critical infrastructure organizations to impact organizations both within and beyond the United States, particularly in the wake of sanctions imposed by the United States and its allies. These circumstances increase the likelihood of cyber-attacks and/or security breaches.

We may be subject to information technology failures that could damage our reputation, business operations and financial condition

We rely on information technology for the effective operation of our business. Our systems are subject to damage or interruption from a number of potential sources, including natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, theft, physical or electronic break-ins, cyber-attacks, sabotage, vandalism, or similar events or disruptions, including those described in the preceding risk factor. Our security measures may not prevent or detect such security breaches. Any such compromise of our information security could result in the theft or unauthorized publication or use of our confidential business or proprietary information, result in the unauthorized release of customer, supplier or employee data, result in a violation of privacy or other laws, expose us to a risk of litigation or damage our reputation. In addition, our inability to use or access information systems at critical points in time could unfavorably impact the timely and efficient operation of our business, which could negatively affect our business and operating results.

Third parties with which we conduct business, such as foundries, assembly and test contractors, distributors and customers, have access to certain portions of our sensitive data. In the event that these third parties do not properly safeguard our data that they hold, security breaches could result and negatively impact our reputation, business operations and financial results. Additionally, a successful cyber-attack against one of these third parties' information technology systems may disrupt our supply chain.

Our business, financial condition, and results of operations could be materially and adversely affected by global or industry-specific shortages of memory components or other key components necessary for our customers' products

Our customers' products often incorporate third-party memory components, such as DRAM or NAND, that are sourced from a limited number of suppliers. The memory market has in the past experienced supply imbalances, capacity constraints, and pricing volatility, and the industry is currently experiencing a global shortage of certain memory components as a result of AI-driven demand. These conditions are likely to impact our customers and may limit their ability to manufacture their end products or may cause them to adjust production schedules, delay product launches, or revise demand forecasts, which in turn could lead them to reduce, delay, or cancel orders for our products, even when demand for their end products remains strong. The current shortage and resulting price increase for memory components also may lead our customers to increase prices of their end products, which could lead to decreased demand those products, negatively impacting orders for our products in the longer term. In addition, uncertainty regarding the availability or pricing of memory components or other key components may impair our ability to accurately forecast demand, manage inventory levels, or plan production. Any of these factors could adversely affect our business, financial condition, and results of operations.

Competition within the numerous markets we target may reduce sales of our products and reduce our market share

The markets for semiconductors in general, and for mixed-signal products in particular, are intensely competitive. We expect that the market for our products will continually evolve and will be subject to rapid technological change. For example, new products and disruptive technologies are being developed, and companies with which we compete have implemented AI strategies for products and service offerings. This rapid pace of technological change can create opportunities for our competitors and harm our competitiveness in the market if our products do not evolve or we are unable to effectively keep up with such changes. In addition, as we target and supply products to numerous markets and applications, we face competition from a relatively large number of competitors. We compete with Espressif, Infineon, MediaTek, Microchip, Nordic Semiconductor, NXP, Qualcomm, Renesas, STMicroelectronics, Synaptics, Telink, Texas Instruments and others. We expect to face competition in the future from our current competitors, other manufacturers and designers of semiconductors, and start-up semiconductor design companies. As the markets for communications products grow, we also may face competition from traditional communications device companies. These companies may enter the mixed-signal semiconductor market by introducing their own products or by entering into strategic relationships with or acquiring other existing providers of semiconductor products. In addition, large companies may restructure their operations to create separate companies or may acquire new businesses that are focused on providing the types of products we produce or acquire our customers.

If we are unable to develop or acquire new and enhanced products that achieve market acceptance in a timely manner, our operating results and competitive position could be harmed

Our future success will depend on our ability to develop or acquire new products and product enhancements that achieve market acceptance in a timely and cost-effective manner. The development of mixed-signal ICs is highly complex, and we have at times experienced delays in completing the development and introduction of new products and product enhancements. Successful product development and market acceptance of our products depend on a number of factors, including:

- Requirements of customers;
- Accurate prediction of market and technical requirements;
- Timely completion and introduction of new designs;
- Timely qualification and certification of our products for use in our customers' products;
- Commercial acceptance and volume production of the products into which our ICs will be incorporated;
- Availability of foundry, assembly and test capacity;
- Achievement of high manufacturing yields;
- Quality, price, performance, power use and size of our products;
- Availability, quality, price and performance of competing products and technologies;
- Our customer service, application support capabilities and responsiveness;
- Successful development of our relationships with existing and potential customers;
- Technology, industry standards or end-user preferences; and

- Cooperation of third-party software providers and our semiconductor vendors to support our chips within a system.

We cannot provide any assurance that products which we recently have developed or may develop in the future will achieve market acceptance. We have introduced to market or are in development of many products. If our products fail to achieve market acceptance, or if we fail to develop new products on a timely basis that achieve market acceptance, our growth prospects, operating results and competitive position could be adversely affected. The growth of the IoT market is dependent on the adoption of industry standards to permit devices to connect and communicate with each other. The IoT market depends on the ongoing evolution and adoption of industry standards; fragmentation across the ecosystems/implementations could slow adoption.

Our research and development efforts are focused on a limited number of new technologies and products, and any delay in the development, or abandonment, of these technologies or products by industry participants, or their failure to achieve market acceptance, could compromise our competitive position

Our products serve as components and solutions in electronic devices in various markets. As a result, we have devoted and expect to continue to devote a large amount of resources to develop products based on new and emerging technologies and standards that will be commercially introduced in the future. Research and development expense during fiscal 2025 was $353.2 million, or 45.0% of revenues. A number of companies are actively involved in the development of these new technologies and standards. Should any of these companies delay or abandon their efforts to develop commercially available products based on new technologies and standards, our research and development efforts with respect to these technologies and standards likely would have no appreciable value. In addition, if we do not correctly anticipate new technologies and standards, or if the products that we develop based on these new technologies and standards fail to achieve market acceptance, our competitors may be better able to address market demand than we would. Furthermore, if markets for these new technologies and standards develop later than we anticipate, or do not develop at all, demand for our products that are currently in development would suffer, resulting in lower sales of these products than we currently anticipate.

We have limited resources compared to some of our current and potential competitors and we may not be able to compete effectively and increase market share

Some of our current and potential competitors have longer operating histories, significantly greater resources and name recognition and a larger base of customers than we have. As a result, these competitors may have greater credibility with our existing and potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours. In addition, some of our current and potential competitors have already established supplier or joint development relationships with the decision makers at our current or potential customers. These competitors may be able to leverage their existing relationships to discourage their customers from purchasing products from us or persuade them to replace our products with their products. Our competitors may also offer bundled solutions offering a more complete product despite the technical merits or advantages of our products. These competitors may elect not to support our products which could complicate our sales efforts. We also face increased competition as a result of China actively promoting its domestic semiconductor industry through policy changes and investment. These actions, as well as China-U.S. trade barriers, may restrict our participation in the China market or may prevent us from competing effectively with Chinese companies or companies from other countries that China favors over the United States. See the risk factor entitled "*Our business, financial condition, and results of operations could be materially and adversely affected by tariffs, trade restrictions, and other barriers to international trade.*" Furthermore, our current or potential competitors may be acquired by third parties with greater available resources and the ability to initiate or withstand substantial price competition, which may include price concessions, delayed payment terms, financing terms, or other terms and conditions that are more enticing to potential customers. These and other competitive pressures may prevent us from competing successfully against current or future competitors, and may materially harm our business. Competition could decrease our prices, reduce our sales, lower our gross profit and/or decrease our market share.

From time to time, governments around the world may provide incentives or make other investments that could benefit and give competitive advantages to our competitors. For example, in August 2022, the CHIPS and Science Act of 2022 ("CHIPS Act") was signed into law to provide financial incentives to the U.S. semiconductor industry. Government incentives, including any that may be offered in connection with the CHIPS Act, may not be available to us on acceptable terms or at all, and the current administration's creation of the US Investment Accelerator and its negotiations of grants under the CHIPS Act may make the availability of any such incentives even less certain. If our competitors can benefit from such government incentives and we cannot, it could strengthen our competitors' relative position and have a material adverse effect on our reputation and business.

Our business, financial condition, and results of operations could be materially and adversely affected by tariffs, trade restrictions, and other barriers to international trade

Restrictions on international trade, such as tariffs and other controls on imports or exports of goods and technology can adversely affect our business and supply chain. These trade restrictions may impact the cost and availability of raw materials, components, and finished goods, which could lead to supply chain disruptions, increased costs, and lower margins. There is currently significant uncertainty about the future relationship between the U.S. and various other countries with respect to trade policies and tariffs. Export restrictions imposed by the U.S. government, including the addition of licensing requirements by the United States Department of Commerce's Bureau of Industry and Security ("BIS") through the addition of companies to the BIS Entity List, could require us to suspend our business with certain entities if we conclude or are notified by the U.S. government that such business presents a risk of noncompliance with U.S. regulations. The global trade situation has been highly dynamic, and we cannot predict what actions may be taken with respect to tariffs or trade relations, what products may be subject to such actions, or what actions may be taken by other countries in response. In addition to the possibility of new or modified tariffs, sector-based trade measures may be implemented. For example, the U.S. Department of Commerce initiated an investigation into imports of semiconductors, semiconductor manufacturing equipment, and related products. The rapid and fluctuating changes in global trade policies have contributed to greater market volatility and general economic uncertainties, including the risk of inflation and recession, and could adversely affect customer demand, delay purchasing decisions, or limit our ability to operate efficiently in key markets. If we are unable to mitigate any negative impacts of tariffs, trade restrictions, or related market volatility through pricing adjustments, operational efficiencies, or alternative sourcing strategies, our business, financial condition, and results of operations could be materially and adversely affected.

We rely on third parties to manufacture, assemble and test our products, which subjects us to risks of disruptions in our supply chain

We do not have our own wafer fab manufacturing facilities. Therefore, we rely on third-party vendors to manufacture the products we design. We also currently rely on third-party assembly subcontractors in Asia to assemble and package the silicon chips provided by the wafers for use in final products. Additionally, we rely on these offshore subcontractors for a substantial portion of the testing requirements of our products prior to shipping. We expect utilization of third-party subcontractors to continue in the future.

The cyclical nature of the semiconductor industry drives wide fluctuations in available capacity at third-party vendors. On occasion, we have been unable to adequately respond to unexpected increases in customer demand due to capacity constraints and, therefore, were unable to benefit from this incremental demand. We may be unable to obtain adequate foundry, assembly or test capacity from our third-party subcontractors to meet our customers' delivery requirements even if we adequately forecast customer demand.

There are significant risks associated with relying on these third-party foundries and subcontractors, including:

- Failure by us, our customers or their end customers to qualify a selected supplier;
- Disruption to our suppliers' operations due to geopolitical changes, including risks related to tensions between China and Taiwan;
- Potential insolvency of the third-party subcontractors;
- Reduced control over delivery schedules and quality;
- Limited warranties on wafers or products supplied to us;
- Potential increases in prices or payments in advance for capacity;
- Increased need for international-based supply, logistics and financial management;
- Disruption to our supply chain resulting from cyber-attacks on our suppliers' information technology systems;
- Their inability to supply or support new or changing packaging technologies; and
- Low test yields.

We typically do not have long-term supply contracts with our third-party vendors which obligate the vendor to perform services and supply products to us for a specific period, in specific quantities, and at specific prices. Our third-party foundry, assembly and test subcontractors typically do not guarantee that adequate capacity will be available to us within the time required to meet demand for our products. In the event that these vendors fail to meet our demand for whatever reason, we expect that it would take up to 12 months to transition performance of these services to new providers. Such a transition may also require qualification of the new providers by our customers or their end customers.

If our suppliers experience closures or reductions in their capacity utilization levels in the future, we may have difficulty sourcing materials necessary to fulfill production requirements. Public health crises may affect our suppliers' production capabilities as a result of quarantines, closures of production facilities, lack of supplies or delays caused by restrictions on travel.

Most of the silicon wafers for the products that we have sold were manufactured either by Taiwan Semiconductor Manufacturing Co. ("TSMC") or Semiconductor Manufacturing International Corporation ("SMIC"). Our customers typically complete their own qualification process. If we fail to properly balance customer demand across the existing semiconductor fabrication facilities that we utilize or are required by our foundry partners to increase, or otherwise change the number of fab lines that we utilize for our production, we might not be able to fulfill demand for our products and may need to divert our engineering resources away from new product development initiatives to support the fab line transition, which would adversely affect our operating results. In addition, geopolitical changes in China-Taiwan relations could disrupt TSMC's operations and impact our third-party assembly subcontractors in Asia. Such a disruption could severely impact our ability to manufacture the majority of our products and as a result, could adversely affect our business, revenues and results of operations.

We are a global company, which subjects us to additional business risks including logistical and financial complexity, supply disruption, political instability and currency fluctuations

We have established international subsidiaries and have opened offices in international markets to support our activities in Asia, the Americas and Europe. This has included the establishment of a headquarters in Singapore for non-U.S. operations. During fiscal 2025, the percentage of our revenues derived from outside of the United States was 91% (and the revenue associated with end customers in China was 15%, and revenue attributed to China based on shipped-to location was 33%). We may not be able to maintain or increase global market demand for our products. Our international operations are subject to a number of risks, including:

- Complexity and costs of managing international operations and related tax obligations, including our headquarters for non-U.S. operations in Singapore;
- Protectionist laws and business practices, including trade restrictions, tariffs, export controls, quotas and other trade barriers, including China-U.S. trade policies;
- Trade tensions, geopolitical uncertainty, or governmental actions, including those arising from the trade dispute between the U.S. and China, may lead customers to favor products from non-US companies which could put us at a competitive disadvantage and result in decreased customer demand for our products and our customers' products;
- Rising tensions and deteriorating military, political and economic relations between China and Taiwan could disrupt the operations of our third-party foundry, assembly and test subcontractors, which could severely impact our ability to manufacture the majority of our products and as a result, could adversely affect our business, revenues and results of operations;
- Restrictions or tariffs imposed on certain countries and sanctions or export controls imposed on customers or suppliers may affect our ability to sell and source our products;
- Difficulties related to the protection of our intellectual property rights in some countries;
- Public health crises may affect our international operations, suppliers and customers and we may experience delays in product development, a decreased ability to support our customers and reduced design win activity if the travel restrictions or business shutdowns or slowdowns continue for an extended period of time in any of the countries in which we, our suppliers and our customers operate and do business;
- Multiple, conflicting and changing tax and other laws and regulations that may impact both our international and domestic tax and other liabilities and result in increased complexity and costs;
- Longer sales cycles;
- Greater difficulty in accounts receivable collection and longer collection periods;
- High levels of distributor inventory subject to price protection and rights of return to us;
- Political and economic instability;
- Risks that demand and the supply chain may be adversely affected by military conflict (including the ongoing conflict between Russia and Ukraine and tensions in the Middle East), terrorism, sanctions or other geopolitical events globally;
- Greater difficulty in hiring and retaining qualified personnel; and

- The need to have business and operations systems that can meet the needs of our international business and operating structure.

To date, substantially all of our sales to international customers and purchases of components from international suppliers have been denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive for our international customers to purchase, thus rendering our products less competitive. Similarly, a decrease in the value of the U.S. dollar, such as has occurred since the beginning of 2025, may reduce our buying power with respect to international suppliers. However, we may be required to buy or sell in other currencies as a result of changes in industry standards. Operating or transacting in currencies other than the U.S. dollar may result in enhanced volatility in our operating results.

Most of our current manufacturers, assemblers, test service providers, distributors and customers are concentrated in the same geographic region, which increases the risk that a natural disaster, epidemic, labor strike, war or political unrest could disrupt our operations or sales

Most of our foundries and several of our assembly and test subcontractors' sites are located in Taiwan and most of our other foundry, assembly and test subcontractors are located in the Pacific Rim region. In addition, many of our customers are located in the Pacific Rim region. The risk of earthquakes in Taiwan and the Pacific Rim region is significant due to the proximity of major earthquake fault lines in the area. Earthquakes, tsunamis, fire, flooding, lack of water or other natural disasters, a public health crisis, political unrest, war, labor strikes or work stoppages in countries where our semiconductor manufacturers, assemblers and test subcontractors are located, likely would result in the disruption of our foundry, assembly or test capacity. There can be no assurance that alternate capacity could be obtained on favorable terms, if at all.

A natural disaster, epidemic, labor strike, war or political unrest where our customers' facilities are located would likely reduce our sales to such customers. In addition, a significant portion of the assembly and testing of our products occurs in South Korea. Any disruption resulting from these events, could also cause significant delays in shipments of our products until we are able to shift our manufacturing, assembling or testing from the affected subcontractor to another third-party vendor. If such an event significantly disrupts the manufacture, shipment and sales of our products or the products of our customers, this may materially negatively impact our operating results. For example, if travel restrictions or business shutdowns or slowdowns occur for an extended period of time in Taiwan, South Korea or the other countries in which our current manufacturers, assemblers, test service providers, distributors and customers are located, we may experience delays in product production, a decreased ability to support our customers, reduced design win activity, and overall lack of productivity. Our customers may also experience closures of their manufacturing facilities or inability to obtain other components, either of which could negatively impact demand for our solutions.

We are subject to the cyclical nature of the semiconductor industry, which has been subject to significant fluctuations

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry has experienced significant fluctuations, often connected with, or in anticipation of, maturing product cycles and new product introductions of both semiconductor companies' and their customers' products and fluctuations in general economic conditions. Deteriorating general worldwide economic conditions, including reduced economic activity, concerns about credit, interest rates and inflation, increased energy costs, decreased consumer confidence, reduced corporate profits, decreased spending and similar adverse business conditions, have in the past and may in the future make it very difficult for our customers, our vendors, and us to accurately forecast and plan future business activities and could cause U.S. and foreign businesses to slow spending on our products. Increases in inflation and interest rates can impact demand for our customers' end products and increase our costs. If our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs with increased revenues. We cannot predict the timing, strength, or duration of any economic slowdown or economic recovery. If the economy or markets in which we operate deteriorate, our business, financial condition, and results of operations would likely be materially and adversely affected.

Downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Upturns have been characterized by increased product demand and production capacity constraints created by increased competition for access to third-party foundry, assembly and test capacity. We are dependent on the availability of such capacity to manufacture, assemble and test our products. None of our third-party foundry, assembly or test subcontractors have provided assurances that adequate capacity will be available to us. We believe the semiconductor industry recently suffered a downturn due in large part to adverse macroeconomic conditions, characterized by a slowdown in overall GDP performance and factory activity in certain regions, higher levels of customer inventory, the impact of tariffs on trade relations, and greater overall uncertainty regarding the economy. Future downturns may adversely effect our business and operating results.

We may not be able to maintain our historical growth and may experience significant period-to-period fluctuations in our revenues and operating results, which may result in volatility in our stock price

Although we have generally experienced revenue growth in our history, we may not be able to sustain this growth. We may also experience significant period-to-period fluctuations in our revenues and operating results in the future due to a number of factors, and any such variations may cause our stock price to fluctuate. If our revenues or operating results are below the expectations of public market analysts or investors, our stock price may drop, perhaps significantly.

A number of factors, in addition to those cited in other risk factors applicable to our business, may contribute to fluctuations in our revenues and operating results, including:

- The timing and volume of orders received from our customers;
- The timeliness of our new product introductions and the rate at which our new products may cannibalize our older products;
- The rate of acceptance of our products by our customers, including the acceptance of new products we may develop for integration in the products manufactured by such customers, which we refer to as "design wins";
- The time lag and realization rate between "design wins" and production orders;
- Supplier capacity constraints;
- The demand for, and life cycles of, the products incorporating our mixed-signal solutions;
- The rate of adoption of mixed-signal products in the markets we target;
- Deferrals or reductions of customer orders in anticipation of new products or product enhancements from us or our competitors or other providers of mixed-signal ICs;
- Changes in product mix;
- The average selling prices for our products could drop suddenly due to competitive offerings or competitive predatory pricing;
- The average selling prices for our products generally decline over time;
- Changes in market standards;
- Volatility in foreign currency exchange rates and any requirements for buying and/or selling in currencies other than the U.S. dollar;
- Impairment charges related to inventory, equipment or other long-lived assets;
- The software used in our products, including software provided by third parties, may not meet the needs of our customers;
- Our customers may not be able to obtain other components such as capacitors that they need to incorporate in conjunction with our products, leading to potential downturn in the demand for our products;
- Significant legal costs to defend our intellectual property rights or respond to claims against us; and
- The rate at which new markets emerge for products we are currently developing or for which our design expertise can be utilized to develop products for these new markets.

The markets for consumer electronics, for example, are characterized by rapid fluctuations in demand and seasonality that result in corresponding fluctuations in the demand for our products that are incorporated in such devices. Additionally, the rate of technology acceptance by our customers results in fluctuating demand for our products as customers are reluctant to incorporate a new IC into their products until the new IC has achieved market acceptance. Once a new IC achieves market acceptance, demand for the new IC can quickly accelerate to a point and then level off such that rapid historical growth in sales of a product should not be viewed as indicative of continued future growth. In addition, demand can quickly decline for a product when a new IC product is introduced and receives market acceptance. Due to the various factors mentioned above, the results of any prior quarterly or annual periods should not be relied upon as an indication of our future operating performance.

Our inability to manage growth could materially and adversely affect our business

Our past growth has placed, and any future growth of our operations will continue to place, a significant strain on our management personnel, systems and resources. We anticipate that we will need to implement a variety of new and upgraded sales, operational and financial enterprise-wide systems, information technology infrastructure, procedures and controls, including the improvement of our accounting and other internal management systems to manage this growth and maintain compliance with regulatory guidelines, including Sarbanes-Oxley Act requirements. To the extent our business grows, our internal management systems and processes will need to improve to ensure that we remain in compliance. We also expect that we will need to continue to expand, train, manage and motivate our workforce. All of these endeavors will require substantial management effort, and we anticipate that we will require additional management personnel and internal processes to manage these efforts and to plan for the succession from time to time of certain persons who have been key management and technical personnel. If we are unable to effectively manage our expanding global operations, including our international headquarters in Singapore, our business could be materially and adversely affected.

We depend on our key personnel to manage our business effectively in a rapidly changing market, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and successfully market our products could be harmed

We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing personnel. We believe that our future success will be dependent on retaining the services of our key personnel, developing their successors and certain internal processes to reduce our reliance on specific individuals, and on properly managing the transition of key roles when they occur. Competition for qualified personnel with significant experience in the design, development, manufacturing, marketing and sales of analog and mixed-signal products has been, and continues to be, intense. Our key technical personnel represent a significant asset and serve as the primary source for our technological and product innovations. We may not be successful in attracting and retaining sufficient numbers of technical personnel to support our anticipated growth. The loss of any of our key employees or the inability to attract or retain qualified personnel both in the United States and internationally, including engineers, sales, applications and marketing personnel, could delay the development and introduction of, and negatively impact our ability to sell, our products. In addition, changes to immigration laws and visa policies in the United States and other jurisdictions may restrict our ability to recruit or retain foreign nationals in key technical roles. For example, the September 2025 Presidential Proclamation on Restriction on Entry of Certain Nonimmigrant Workers imposes a $100,000 filing fee on all new H-1B visa petitions submitted after September 21, 2025, which increases the cost of hiring foreign national employees, and the Department of Homeland Security has implemented a weighted lottery system based on wage levels for H-1B visas, which could disadvantage our ability to hire early-career or entry-level foreign national personnel. These regulatory constraints, including increased scrutiny or delays in visa processing, could limit our access to highly specialized talent and adversely affect our hiring flexibility and long-term innovation capacity.

Any acquisitions we make could disrupt our business and harm our financial condition

Any acquisition we pursue as part of our growth and product-diversification strategy could disrupt our business and negatively affect our financial condition. Integrating acquired operations, technologies, or products may prove difficult and could divert management's attention, require greater financial resources than planned, and strain relationships with suppliers and customers. Entering unfamiliar markets, transferring intellectual property licenses, absorbing additional overhead, addressing tax complexities, resolving acquisition-related disputes, retaining key employees, and managing potential impairment of goodwill or other intangible assets all pose additional risks. Future acquisitions may also result in debt, contingent liabilities, or the issuance of equity that could dilute existing shareholders.

The average selling prices of our products could decrease rapidly which may negatively impact our revenues and gross profit

We may experience substantial period-to-period fluctuations in future operating results due to the erosion of our average selling prices. In the past, we have reduced the average unit price of our products in anticipation of or in response to competitive pricing pressures, new product introductions by us or our competitors and other factors. If we are unable to offset any such reductions in our average selling prices by increasing our sales volumes, increasing our sales content per application or reducing production costs, our gross profit and revenues will suffer. To maintain our gross profit, we will need to develop and introduce new products and product enhancements on a timely basis and continually reduce our costs. Our failure to do so could cause our revenues and gross profit to decline.

Failure to manage our distribution channel relationships could impede our future growth

The future growth of our business will depend in large part on our ability to manage our relationships with current and future distributors and sales representatives, develop additional channels for the distribution and sale of our products and manage these relationships. During fiscal 2025, 71% of our revenue was derived from distributors (and 49% of our revenue was derived from our two largest distributors). As we execute our indirect sales strategy, we must manage the potential conflicts that may arise with our direct sales efforts. For example, conflicts with a distributor may arise when a customer begins purchasing directly from us rather than through the distributor. The inability to successfully execute or manage a multi-channel sales strategy could impede our future growth. In addition, relationships with our distributors often involve the use of price protection and inventory return rights. This often requires a significant amount of sales management's time and system resources to manage properly.

We do not have long-term commitments from our customers

Our customers regularly evaluate alternative sources of supply in order to diversify their supplier base, which increases their negotiating leverage with us and protects their ability to secure these components. We believe that any expansion of our customers' supplier bases could have an adverse effect on the prices we are able to charge and volume of product that we are able to sell to our customers, which would negatively affect our revenues and operating results.

Customers may decide not to purchase our products at all, purchase fewer products than they did in the past, or alter their purchasing patterns, particularly because:

- We do not have material long-term purchase contracts with our customers;
- Substantially all of our sales to date have been made on a purchase order basis, which permits our customers to cancel, change or delay product purchase commitments with little or no notice to us and without penalty;
- Some of our customers may have efforts underway to actively diversify their vendor base which could reduce purchases of our products; and
- Some of our customers have developed or acquired products that compete directly with products these customers purchase from us, which could affect our customers' purchasing decisions in the future.

We are subject to increased inventory risks and costs because we build our products based on forecasts provided by customers before receiving purchase orders for the products

In order to ensure availability of our products for some of our largest customers, we start the manufacturing of our products in advance of receiving purchase orders based on forecasts provided by these customers. However, these forecasts do not represent binding purchase commitments. As a result, we incur inventory and manufacturing costs in advance of anticipated sales. Because demand for our products may not materialize, manufacturing based on forecasts subjects us to increased risks of high inventory carrying costs, increased obsolescence and increased operating costs. These inventory risks are exacerbated when our customers purchase indirectly through contract manufacturers or hold component inventory levels greater than their consumption rate because this causes us to have less visibility regarding the accumulated levels of inventory for such customers. A resulting write-off of unusable or excess inventories would adversely affect our operating result.

Our products are complex and may contain errors which could lead to liability, an increase in our costs and/or a reduction in our revenues

Our products are complex and may contain errors, particularly when first introduced and/or when new versions are released. Our products are increasingly designed in more complex processes, including higher levels of software and hardware integration in modules and system-level solutions and/or include elements provided by third parties which further increase the risk of errors. We rely primarily on our in-house testing personnel to design test operations and procedures to detect any errors or vulnerabilities prior to delivery of our products to our customers.

Additionally, we have used and may increase our use of new technology such as AI or generative AI to enhance our products, decrease our development times, or improve our customers' efficiency. Evolving rules, regulations and industry standards governing AI may require us to incur greater compliance costs and restrict the use of AI in our products or technologies. Although we maintain AI governance programs and internal oversight committees, the use of AI technologies is still in the early stages and these new technologies may not always operate as expected and deliver our intended results, may produce output that contain errors and incorrect information or other unintended consequences, including risks related to intellectual property infringement or misappropriation, data privacy and cyber security vulnerabilities. Any ineffective AI usage could negatively impact our or our customer's business reputation and negatively impact our competitive standing.

Should problems occur in the operation or performance of our products, we may experience delays in meeting key introduction dates or scheduled delivery dates to our customers. These errors could also cause significant re-engineering costs, the diversion of our engineering personnel's attention from our product development efforts and cause significant customer relations and business reputation problems. Any defects could result in refunds, product replacement, product recall or other liability. Any of the foregoing could impose substantial costs and harm our business.

Product liability, data breach or cyber liability claims may be asserted with respect to our products. Many of our products focus on wireless connectivity and the IoT market and such connectivity may make these products particularly susceptible to cyber-attacks. Our products are typically sold at prices that are significantly lower than the cost of the end-products into which they are incorporated. A defect, failure or vulnerability in our products, including as a result of AI used in the development of our products, or by our customers in end-products that incorporate our products, could cause failure in our customer's end-product, so we could face claims for damages that are disproportionately higher than the revenues and profits we receive from the products involved. Furthermore, product liability risks are particularly significant with respect to medical and automotive applications because of the risk of serious harm to users of these end-products. There can be no assurance that any insurance we maintain will sufficiently protect us from such claims.

Our customers require our products to undergo a lengthy and expensive qualification process without any assurance of product sales

Prior to purchasing our products, our customers require that our products undergo an extensive qualification process, which involves testing of the products in the customer's system as well as rigorous reliability testing. This qualification process may continue for six months or longer. However, qualification of a product by a customer does not ensure any sales of the product to that customer. Even after successful qualification and sales of a product to a customer, a subsequent revision to the product or software, changes in the IC's manufacturing process or the selection of a new supplier by us may require a new qualification process, which may result in delays and in us holding excess or obsolete inventory. After our products are qualified, it can take an additional six months or more before the customer commences volume production of components or devices that incorporate our products. Despite these uncertainties, we devote substantial resources, including design, engineering, sales, marketing and management efforts, toward qualifying our products with customers in anticipation of sales. If we are unsuccessful or delayed in qualifying any of our products with a customer, such failure or delay would preclude or delay sales of such product to the customer, which may impede our growth and cause our business to suffer.

We are subject to risks relating to product concentration

We derive a substantial portion of our revenues from a limited number of products, and we expect these products to continue to account for a large percentage of our revenues in the near term. Continued market acceptance of these products is critical to our future success. Because substantially all of our products incorporate technology covered by one or more of our issued U.S. patents, a finding that these patents are invalid or unenforceable could allow competitors to introduce products that reduce both the volume and price per unit of our products. As a result, our business, operating results, financial condition and cash flows could be adversely affected by a decline in demand for any of our more significant products, a failure of our products to achieve continued market acceptance, competitive products, new or revised technological standards that we are unable to address, delays in releasing new or enhanced products, or the failure of our new products to achieve market acceptance.

Any dispositions could harm our financial condition

Any past or future disposition of a business or product line could expose us to risks that may materially and adversely affect our business and operating results. These risks include diverting management's attention from core operations, facing difficulties in separating the divested business, and potentially harming relationships with customers tied to the discontinued product line. Dispositions may also reduce our purchasing leverage with suppliers, create challenges with employee relations, and face delays or failures in completion. Additional risks arise from transferring or licensing intellectual property, not realizing anticipated benefits, encountering third-party claims, managing security and other liabilities associated with transition services, addressing tax complexities, and resolving disputes related to earn-outs and escrows.

The semiconductor manufacturing process is highly complex and, from time to time, manufacturing yields may fall below our expectations, which could result in our inability to satisfy demand for our products in a timely manner and may decrease our gross profit due to higher unit costs

The manufacturing of our products is a highly complex and technologically demanding process. Although we work closely with our foundries and assemblers to minimize the likelihood of reduced manufacturing yields, we have from time to time experienced lower than anticipated manufacturing yields. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials could result in lower than anticipated manufacturing yields or unacceptable performance deficiencies, which could lower our gross profit. If our foundries fail to deliver fabricated silicon wafers of satisfactory quality in a timely manner, we will be unable to meet our customers' demand for our products in a timely manner, which would adversely affect our operating results and damage our customer relationships.

We depend on our customers to support our products, and some of our customers offer competing products

We rely on our customers to provide hardware, software, intellectual property indemnification and other technical support for the products supplied by them. If our customers do not provide the required functionality or satisfactory support for their products, the demand for these devices that incorporate our products may diminish or we may otherwise be materially adversely affected. Any reduction in the demand for these devices would significantly reduce our revenues. Additionally, in certain products, some of our customers offer their own competitive products. These customers may find it advantageous to support their own offerings in the marketplace in lieu of promoting or using our products.

Changes in the privacy and data security/protection laws could have an adverse effect on our operations

We are or may become subject to a variety of laws and regulations regarding privacy, data protection and data security, such as the European Union's General Data Protection Regulation ("GDPR"). There are numerous U.S. federal, state, and local laws and regulations and foreign laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions. The costs of compliance with the GDPR and similar laws may have an adverse effect on our operations. Given that the scope, interpretation and application of these laws and regulations are often uncertain and may be in conflict across jurisdictions, it is possible they may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us to comply with our privacy or security policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personal data, may result in governmental enforcement actions, litigation or negative publicity, and could have an adverse effect on our operating results and financial condition.

Our products must conform to industry standards and technology in order to be accepted by end users in our markets

Generally, our products comprise only a part of a device. All components of such devices must uniformly comply with industry standards in order to operate efficiently together. We depend on companies that provide other components of the devices to support prevailing industry standards. Many of these companies are significantly larger and more influential in affecting industry standards than we are. Some industry standards may not be widely adopted or implemented uniformly, and competing standards may emerge that may be preferred by our customers or end users. If larger companies do not support the same industry standards that we do, or if competing standards emerge, market acceptance of our products could be adversely affected which would harm our business.

Products for certain applications are based on industry standards that are continually evolving. Our ability to compete in the future will depend on our ability to identify and ensure compliance with these evolving industry standards. The emergence of new industry standards could render our products incompatible with products developed by other suppliers. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards for a significant period of time, we could miss opportunities to achieve crucial design wins. For example, the IoT market is continuously evolving and products in the IoT market frequently require interoperability across multiple standards. We may need to adjust our portfolio to meet the needs of this evolving market through acquisitions or significant new investments in research and development.

Our pursuit of necessary technological advances may require substantial time and expense. We may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. If our products fail to achieve market acceptance, our growth prospects, operating results and competitive position could be adversely affected.

Any material weaknesses or other deficiencies or otherwise failing to maintain an effective system of internal controls, including disclosure controls and procedures, could result in material misstatements of our financial statements or cause us to fail to meet our reporting obligations

We previously identified a material weakness that existed as of the end of our fiscal 2023 and management concluded that our disclosure controls and procedures and internal control over financial reporting were not effective as of December 30, 2023. During the quarter ended December 28, 2024, we successfully completed the testing necessary to conclude that the material weakness had been remediated. Should new material weaknesses arise or be discovered in the future, material misstatements could occur and go undetected in our interim or annual consolidated financial statements. If we fail to remediate any future material weaknesses or maintain proper and effective internal control over financial reporting in the future, we may be required to restate our financial statements, experience delays in satisfying our reporting obligations or fail to comply with SEC rules and regulations, which could result in investigations and sanctions by regulatory authorities. Any of these results could adversely affect our business and the value of our common stock.

Intellectual Property Risks

Significant litigation over intellectual property in our industry may cause us to become involved in costly and lengthy litigation which could adversely affect our business

The semiconductor and software industries have experienced significant litigation involving patents and other intellectual property rights. From time to time, third parties, including non-practicing entities, allege intellectual property infringement by our products, our customers' products, or products using technologies or communications standards used in our industry. We also receive communications from customers or suppliers requesting indemnification for allegations brought against them by third parties. Some of these allegations have resulted, and may result in the future, in our involvement in litigation. We have certain contractual obligations to defend and indemnify our customers from certain infringement claims. We also have been involved in litigation to protect our intellectual property rights in the past and may become involved in such litigation again in the future.

Given the unpredictable nature of litigation and the complexity of the technology, we may not prevail in any such litigation. Legal proceedings could subject us to significant liability, invalidate our proprietary rights, or harm our businesses and our ability to compete. Legal proceedings initiated by us to protect our intellectual property rights could also result in counterclaims or countersuits against us. Any litigation, regardless of its outcome or merit, could be time-consuming and expensive to resolve and could divert our management's time and attention. Intellectual property litigation also could force us to take specific actions, including:

- Cease using, selling or manufacturing certain products, services or processes;
- Attempt to obtain a license, which license may require the payment of substantial royalties or may not be available on reasonable terms or at all;
- Incur significant costs, time delays and lost business opportunities to develop alternative technologies or redesign products; or
- Pursue legal remedies with third parties to enforce our indemnification rights, which may not adequately protect our interests.

Additionally, we incorporate technology (including software) licensed from third parties in our products. We could be subjected to claims of infringement regardless of our lack of involvement in the development of the licensed technology. Although a third-party licensor is typically obligated to indemnify us if the licensed technology infringes on another party's intellectual property rights, such indemnification is typically limited in amount and may be worthless if the licensor becomes insolvent. Furthermore, any failure of third-party technology to perform properly would adversely affect sales of our products incorporating such technology.

We may be unable to protect our intellectual property, which would negatively affect our ability to compete

Our products rely on our proprietary technology, and we expect that future technological advances made by us will be critical to sustain market acceptance of our products. Therefore, we believe that the protection of our intellectual property rights is and will continue to be important to the success of our business. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants, intellectual property providers and business partners, and control access to and distribution of our documentation and other proprietary information. Despite these efforts, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable. We also cannot be certain that others will not develop effective competing technologies on their own.

Liquidity and Credit Risks

Disruptions in the financial services industry could adversely affect our operations and financial condition

In the first half of 2023, banking regulators closed three U.S. banks and appointed the Federal Deposit Insurance Corporation ("FDIC") to act as receiver. Although we had no direct exposure to the closed banks, any uncertainty over the broader financial services industry could result in adverse impact. For example, if other financial institutions enter receivership or become insolvent in the future, our ability to access our cash and investments or to draw on our existing lines of credit could be impacted. Concerns regarding the financial services industry may result in less favorable financing terms, including higher interest rates, tighter financial covenants or systemic limitations on access to credit sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. In addition, inflation and rapid increases in interest rates have led to a decline in the market value of debt securities issued with interest rates below current market interest rates. Sales of such securities prior to their maturity would result in the recognition of losses previously unrealized.

We are subject to credit risks related to our accounts receivable

We do not generally obtain letters of credit or other security for payment from customers, distributors or contract manufacturers. Accordingly, we are not protected against accounts receivable default or bankruptcy by these entities. Our ten largest customers or distributors represent a substantial majority of our accounts receivable. If any such customer or distributor, or a material portion of our smaller customers or distributors, were to become insolvent or otherwise not satisfy their obligations to us, we could be materially harmed.

Any borrowings under our credit agreement or other indebtedness could adversely affect our operations and financial condition

Our ability to make the required payments when due on any debt we may incur depends upon our future performance, which will be subject to general economic conditions, industry cycles and other factors affecting our operations, including risk factors described herein, many of which are beyond our control. Our credit facility also contains covenants, including financial covenants. In May 2024, we received a waiver of the requirement that we meet an interest coverage test for each fiscal quarter through the fiscal first quarter of 2025 and in February 2025 we received an extension of the waiver through the third quarter of 2025. We did not have any outstanding indebtedness under the credit facility while the waiver was in effect. We have not renewed or extended the waiver as of October 4, 2025. However, if we breach any of the covenants under our credit facility and do not obtain appropriate waivers, then, subject to any applicable cure periods, any outstanding indebtedness thereunder could be declared immediately due and payable.

We could seek to raise additional debt or equity capital in the future, but additional capital may not be available on terms acceptable to us, or at all

We believe that our existing cash, cash equivalents, investments, and credit under our credit facility will be sufficient to meet our working capital needs, capital expenditures, investment requirements and commitments for at least the next 12 months. However, our ability to borrow further under the credit facility is dependent upon our ability to satisfy various conditions, covenants and representations. It is possible that we may need to raise additional funds to finance our activities or to facilitate acquisitions of other businesses, products, intellectual property or technologies. We believe we could raise these funds, if needed, by selling equity or debt securities to the public or to selected investors. In addition, even though we may not need additional funds, we may still elect to sell additional equity or debt securities or obtain credit facilities for other reasons. However, we may not be able to obtain additional funds on favorable terms, or at all, particularly during periods of financial market instability. If we decide to raise additional funds by issuing equity or convertible debt securities, the ownership percentages of existing shareholders would be reduced.

Stock and Governance Risks

Our stock price may be volatile

The market price of our common stock has been volatile in the past and may be volatile in the future. The market price of our common stock may be significantly affected by the following factors:

- Actual or anticipated fluctuations in our operating results;
- Changes in financial estimates by securities analysts or our failure to perform in line with such estimates;
- Changes in market valuations of other technology companies, particularly semiconductor companies;
- Announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;
- Introduction of technologies or product enhancements that reduce the need for our products;
- The loss of, or decrease in sales to, one or more key customers;
- A large sale of stock by a significant shareholder;
- Dilution from the issuance of our stock in connection with acquisitions;
- The addition or removal of our stock to or from a stock index fund; and
- Departures of key personnel.

The stock market has experienced extreme volatility that often has been unrelated to the performance of particular companies. These market fluctuations may cause our stock price to fall regardless of our performance.

Provisions in our charter documents and Delaware law could prevent, delay or impede a change in control of us and may reduce the market price of our common stock

Provisions of our certificate of incorporation and by-laws could have the effect of discouraging, delaying or preventing a merger or acquisition that a stockholder may consider favorable. For example, our certificate of incorporation and by-laws provide for a classified board of directors, blank-check preferred stock, and no ability for stockholders to act by written consent or call a special meeting. Further, our bylaws include advance notice provisions for stockholder nominations of directors or proposals of new business to be considered at a stockholders meeting. Finally, our certificate of incorporation requires a supermajority vote to amend or repeal certain provisions of the certificate. We also are subject to the anti-takeover laws of Delaware which may discourage, delay or prevent someone from acquiring or merging with us, which may adversely affect the market price of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

Our Board of Directors oversees our risk management program, and because information security is a top priority and an important component of our day-to-day operations, cybersecurity is part of our overall approach to enterprise risk management. The scope of cybersecurity risk management encompasses all aspects of business operations, including supply chain risks and production manufacturing operations. We maintain an information security management system ("ISMS") that is certified to ISO/IEC 27001:2022. Our ISO/IEC 27001:2022 certification covers the broadest scope of information security management and information cyber risk management, including all aspects of semiconductor hardware and software design, development, validation and quality assurance, operations, manufacturing, and technology supply chain risk management. We recognize the importance of the continued protection of our employee, customer, supplier and partner data and address operational risks from cybersecurity threats through a cross-functional approach focused on preserving the confidentiality, integrity and availability of the information that we collect, process and store.

We have implemented cybersecurity policies, processes, and controls to assist management in our assessment, identification and management of risks from cybersecurity threats. Our Security Operations team scans the infrastructure, monitors events, analyzes threats, and coordinates our incident response pursuant to our incident response plan, which includes the process to be followed for reporting of incidents. Our cybersecurity risk management involves identifying information assets, their sensitivity and potential threats, followed by assessing and prioritizing risks. We employ various tools and techniques like threat modeling, vulnerability scanners, and penetration testing. Based on the assessment, security measures are planned, prioritized and implemented. We have implemented regular security awareness training programs for employees to educate them on cybersecurity best practices and to recognize social engineering and phishing attempts. We also assess and manage cybersecurity risks associated with relevant third-party service providers, including those in our supply chain or who have access to our data or systems. Our cybersecurity process is iterative, with regular reviews and updates to help improve and keep abreast of a dynamic and continuously evolving threat landscape.

In addition, we operate a Secure Software Maturity Framework ("SSMF") program that is intended to provide a structured, risk-based framework for identifying, assessing and mitigating security risks across the lifecycle of our software components, products and related manufacturing services and operational processes. Through the SSMF program, we seek to integrate "security-by-design" requirements into product and process design, validation and quality assurance, operations and supply chain activities; perform periodic assessments of critical assets and suppliers; and track remediation of identified issues to completion. The SSMF program is designed to align with, and complement, our ISO/IEC 27001:2022-certified ISMS and other elements of our enterprise risk management program.

We describe whether and how risks from cybersecurity threats have materially affected or are reasonably likely to materially affect us, our business strategy, results of operations, or financial condition under the headings "We may be the victim of business disruptions and security breaches, including cyber-attacks, which could lead to liability or could damage our reputation and financial results" and "We may be subject to information technology failures that could damage our reputation, business operations and financial condition" included as part of our risk factors disclosures in "Risk Factors" above.

To date, we have not identified material cybersecurity incidents, and the expenses we have incurred from cybersecurity incidents were immaterial, including penalties and settlements, of which there were none.

Governance

Our Board of Directors is responsible for risk management oversight and has delegated to our Audit Committee oversight responsibility for reviewing the effectiveness of our governance and management of cybersecurity risks. The Audit Committee regularly reviews our policies and practices with respect to risk management, including cybersecurity risks, our ISO/IEC 27001:2022-certified ISMS and our SSMF program, and reports to the full Board of Directors based on these reviews. The Audit Committee also receives a report containing information security risk posture details, remediation plan execution progress and pertinent threat intelligence updates from the Chief Security Officer ("CSO") on a quarterly basis. At least annually, but more frequently as necessary, threats from cybersecurity risks and our action plans relating to those risks also are considered by the full Board during meeting discussions of enterprise risks. Members of management, including the Chief Executive Officer, Chief Financial Officer and Chief Legal Officer may also report directly to the Board of Directors on significant risk management issues, including cybersecurity threats and incidents.

We have an Executive Security Steering Council (the "ESC") comprised of members of our executive team, our Chief Information Officer, and CSO. Our CSO, in coordination with the ESC, works collaboratively to implement our enterprise-wide cybersecurity strategy, policy, standards, architecture, and processes, including oversight of our ISMS and SSMF programs. Our Security Operations, Security Engineering, and Governance teams communicate with and report to the CSO, enabling the CSO and the ESC to monitor the detection, mitigation, and remediation of cybersecurity incidents. Our CSO has over 27 years of security experience in multiple relevant technology and leadership disciplines, including prior work experience leading cybersecurity teams, business strategies and security solution architecture. He also holds several relevant degrees and certifications, including as a Certified Information Systems Security Professional ("CISSP") and a Certified Secure Software Lifecycle Professional ("CSSLP"), and holds Honors BSc degrees in Computer Science and Physics.

Item 2.   Properties

Our corporate headquarters, housing engineering, sales and marketing, administration and test operations, is located in Austin, Texas. Our headquarters facilities consist of two buildings, which we own, that are located on land which we have leased through 2099. The buildings contain approximately 441,000 square feet of floor space, of which approximately 47,000 square feet were leased to other tenants. In addition to these properties, we lease smaller facilities in various locations in the United States, Canada, China, Denmark, Finland, France, Germany, Hungary, India, Italy, Japan, Norway, Singapore, South Korea, Taiwan and the United Kingdom for engineering, sales and marketing, administrative and manufacturing support activities. We believe that these facilities are suitable and adequate to meet our current operating needs.

Item 3.   Legal Proceedings

Information regarding legal proceedings is provided in Note 11, *Commitments and Contingencies*, to the Consolidated Financial Statements. Such information is incorporated by reference herein.

Item 4.   Mine Safety Disclosures

Not applicable.

Part II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Holders

Our common stock is quoted on the NASDAQ National Market under the symbol "SLAB". As of January 30, 2026, there were 44 holders of record of our common stock.

Dividend Policy

We have never declared or paid any cash dividends on our common stock and we currently do not intend to pay cash dividends. We currently expect to retain any future earnings to fund the operation and expansion of our business.

Stock Performance Graph

The graph depicted below shows a comparison of cumulative total stockholder returns for an investment in Silicon Laboratories Inc. common stock, the NASDAQ Composite Index and the PHLX Semiconductor Index.



Company / Index	01/02/21	01/01/22	12/31/22	12/30/23	12/28/24	01/03/26
Silicon Laboratories Inc.	$ 100.00	$ 162.10	$ 106.54	$ 103.87	$ 100.35	$ 103.60
NASDAQ Composite Index	$ 100.00	$ 122.18	$ 82.43	$ 119.22	$ 157.76	$ 187.09
PHLX Semiconductor Index	$ 100.00	$ 142.85	$ 93.02	$ 155.35	$ 192.33	$ 278.99

(1) The graph assumes that $100 was invested in our common stock and in each index at the market close on January 2, 2021, and that all dividends were reinvested. No cash dividends have been declared on our common stock.

(2) Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

Issuer Purchases of Equity Securities

There were no repurchases of our common stock during the three months ended January 3, 2026.

Item 6.   **[Reserved]**

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and related notes thereto included elsewhere in this report. This discussion contains forward-looking statements. Please see the "Cautionary Statement" and "Risk Factors" above for discussions of the uncertainties, risks and assumptions associated with these statements. Our fiscal year-end financial reporting periods are a 52- or 53-week fiscal year that ends on the Saturday closest to December 31. Fiscal 2025 had 53 weeks with the extra week occurring in the first quarter of the year. Fiscal 2024 and 2023 had 52 weeks. Fiscal 2025, 2024, and 2023 ended on January 3, 2026, December 28, 2024, and December 30, 2023, respectively.

Recent Developments

As announced on February 4, 2026, we entered into an Agreement and Plan of Merger (the "Merger Agreement") with Texas Instruments Incorporated ("Parent") and Caldwell Merger Corp., a wholly-owned direct subsidiary of Parent ("Merger Subsidiary"), pursuant to which Merger Subsidiary will merge with and into Silicon Laboratories Inc. (the "Merger"), and we will survive the Merger as a wholly-owned direct subsidiary of Parent. At the effective time of the Merger, each share of our common stock outstanding as of immediately prior to the effective time (other than dissenting shares or any shares of our common stock held by us as treasury stock or owned by Parent or any of our or Parent's subsidiaries) will be cancelled and converted into the right to receive $231.00 in cash, without interest. The transactions contemplated by the Merger Agreement were unanimously approved by our board of directors, and the Merger is expected to close in the first half of 2027, subject to customary closing conditions, including approval by our stockholders and the receipt of required regulatory approvals.

In connection with the proposed Merger, we have incurred significant costs in the first quarter of fiscal 2026 and expect to continue to incur financial advisory, legal, accounting, and other professional fees prior to the completion of the Merger, which could be significant.

Impact of Macroeconomic Conditions

In recent years, the global economic environment has experienced inflationary pressure, high interest rates, and geopolitical tension, and we have experienced declines in revenues as our customers slowed purchases to reduce existing inventories in a softening market. There continues to be uncertainty regarding international trade relations and trade policy, including those related to tariffs. The situation concerning the imposition of additional tariffs and trade restrictions by the U.S. and other jurisdictions continues to evolve, and we cannot be certain of the outcome, which could adversely impact demand for our products, costs, customers, suppliers, and general economic conditions. Additionally, continued geopolitical instability, including the ongoing war in Ukraine and conflicts in the Middle East, as well as the risk of inflation, slower GDP growth, or recession, and the weakening U.S. dollar, have added to the uncertainty. The extent of the impact of the macroeconomic and geopolitical environment on our operational and financial performance will depend on future developments, which are uncertain, but could materially affect our business, results of operations, access to sources of liquidity, and financial condition. Although we saw sequential improvements in revenues over the course of fiscal 2025, the extent of the continued impact, or any new impact, of macroeconomic conditions on our operational and financial performance will depend on future developments, their impact to the business of our suppliers and/or customers, and other items identified under "Risk Factors" above, all of which are uncertain and cannot be predicted.

Overview

We are a leader in secure, intelligent wireless technology for a more connected world. Our integrated hardware and software platform, intuitive development tools, industry leading ecosystem and robust support enable customers in building advanced industrial, commercial, home and life applications. We make it easy for developers to solve complex wireless challenges throughout the product lifecycle and get to market quickly with innovative solutions that transform industries, grow economies and improve lives. We provide analog-intensive, mixed-signal solutions for use in a variety of electronic products in a broad range of applications for the Internet of Things ("IoT") including connected home and security, industrial automation and control, smart metering, smart lighting, commercial building automation, consumer electronics, asset tracking and medical instrumentation. We group our products as Industrial & Commercial or Home & Life based on the target markets they address.

As a fabless semiconductor company, we rely on third-party semiconductor fabricators in Asia, and to a lesser extent the United States and Europe, to manufacture the silicon wafers that reflect our integrated chip ("IC") designs. Each wafer contains numerous die, which are cut from the wafer to create a chip for an IC. We rely on third parties in Asia to assemble, package, and, in most cases, test these devices and ship these units to our customers. Testing performed by such third parties facilitates faster delivery of products to our customers (particularly those located in Asia), shorter production cycle times, lower inventory requirements, lower costs and increased flexibility of test capacity.

The sales cycle for our ICs can be as long as 12 months or more. An additional three to six months or more are usually required before a customer ships a significant volume of devices that incorporate our ICs. Due to this lengthy sales cycle, we typically experience a significant delay between incurring research and development and selling, general and administrative expenses, and the corresponding sales. Consequently, if sales in any quarter do not occur when expected, expenses and inventory levels could be disproportionately high, and our operating results for that quarter and, potentially, future quarters would be adversely affected. Moreover, the amount of time between initial research and development and commercialization of a product, if ever, can be substantially longer than the sales cycle for the product. Accordingly, if we incur substantial research and development costs without developing a commercially successful product, our operating results, as well as our growth prospects, could be adversely affected.

Because some of our ICs are designed for use in consumer products, we expect that the demand for our products will be typically subject to some degree of seasonal demand. However, rapid changes in our markets and across our product areas make it difficult for us to accurately estimate the impact of seasonal factors on our business.

Current Period Highlights

Revenues increased $200.4 million in fiscal 2025 compared to fiscal 2024 due to increased revenues from both our Industrial & Commercial products and Home & Life products. Gross margin increased to 58.2% in fiscal 2025 compared to 53.4% in fiscal 2024 primarily as our indirect and overhead expenses decreased as a percentage of revenues. Operating expenses increased $49.8 million in fiscal 2025 compared to fiscal 2024 due primarily to higher personnel-related costs. Operating loss in fiscal 2025 was $70.5 million compared to operating loss of $165.5 million in fiscal 2024. Refer to "Results of Operations" below for further discussion.

We ended fiscal 2025 with $443.6 million in cash, cash equivalents, and short-term investments. Net cash provided by operating activities was $95.7 million during fiscal 2025. Accounts receivable were $64.5 million at January 3, 2026, representing 28 days sales outstanding ("DSO"). Inventory was $95.6 million at January 3, 2026, representing 113 days of inventory ("DOI").

During fiscal 2025, 2024, and 2023, we had no end customer that represented more than 10% of our revenues. In addition to direct sales to customers, some of our end customers purchase products indirectly from us through distributors and contract manufacturers. An end customer purchasing through a contract manufacturer typically instructs such contract manufacturer to obtain our products and incorporate such products with other components for sale by such contract manufacturer to the end customer. Although we actually sell the products to, and are paid by, the distributors and contract manufacturers, we refer to the end customer as our customer. Two of our distributors who sell to our customers, Arrow Electronics and Edom Technology, represented 28% and 21% of our revenues during fiscal 2025, 27% and 16% during fiscal 2024, and 34% and 15% during fiscal 2023, respectively.

The percentage of our revenues derived from outside of the United States was 91% in fiscal 2025, 90% in fiscal 2024 and 88% in fiscal 2023. All of our revenues to date have been denominated in U.S. dollars. We believe that a majority of our revenues will continue to be derived from customers outside of the United States.

Results of Operations

The following describes the line items set forth in our Consolidated Statements of Operations:

Revenues. Revenues are generated predominately by sales of our products. Our revenues are subject to variation from period to period due to the volume of shipments made within a period, the mix of products we sell and the prices we charge for our products.

Cost of Revenues. Cost of revenues includes the cost of purchasing finished silicon wafers processed by independent foundries; costs associated with assembly, test and shipping of those products; costs of personnel and equipment associated with manufacturing support, logistics and quality assurance; costs of software royalties, other intellectual property license costs and amortization of certain acquired intangible assets; and an allocated portion of our occupancy costs. Our gross margin fluctuates depending on product mix, manufacturing yields, inventory valuation adjustments, average selling prices and other factors.

Research and Development. Research and development expense consists primarily of personnel-related expenses, including stock-based compensation, as well as new product masks, external consulting and services costs, equipment tooling, equipment depreciation, amortization of intangible assets and an allocated portion of our occupancy costs. Research and development activities include the design of new products, refinement of existing products and design of test methodologies to ensure compliance with required specifications.

Selling, General and Administrative. Selling, general and administrative expense consists primarily of personnel-related expenses, including stock-based compensation, as well as an allocated portion of our occupancy costs, sales commissions to independent sales representatives, amortization of intangible assets, professional fees, legal fees, and promotional and marketing expenses.

Interest Income and Other, Net. Interest income and other, net reflects interest earned on our cash, cash equivalents and investment balances, foreign currency remeasurement adjustments, and other non-operating income and expenses.

Interest Expense. Interest expense consists of interest on our short and long-term obligations, including our convertible senior notes that were previously outstanding and our credit facility. Interest expense on our convertible senior notes included contractual interest and amortization of debt issuance costs.

Provision for Income Taxes. Provision for income taxes includes both domestic and foreign income taxes at the applicable tax rates adjusted for non-deductible expenses, research and development tax credits, global intangible low-taxed income, Subpart F income inclusions, and other permanent differences.

The following table sets forth our Consolidated Statements of Operations data as a percentage of revenues for the periods indicated:

	Fiscal Year	
	2025	**2024**
Revenues	100.0 %	100.0 %
Cost of revenues	41.8	46.6
Gross profit	58.2	53.4
Operating expenses:		
Research and development	45.0	56.9
Selling, general and administrative	22.2	24.9
Operating expenses	67.2	81.7
Operating loss	(9.0)	(28.3)
Other income (expense):		
Interest income and other, net	1.7	2.1
Interest expense	(0.1)	(0.2)
Loss before income taxes	(7.4)	(26.5)
Provision for income taxes	0.9	6.2
Net loss	(8.3)%	(32.7)%

Comparison of Fiscal 2025 to Fiscal 2024

Revenues

	Fiscal Year			
(in millions)	**2025**	**2024**	**Change**	**% Change**
Industrial & Commercial	$ 444.9	$ 338.5	$ 106.4	31.4 %
Home & Life	339.9	245.9	94.0	38.2 %
	$ 784.8	$ 584.4	$ 200.4	34.3 %

The increase in revenues in fiscal 2025 was due to increased revenues of $106.4 million from our Industrial & Commercial products and $94.0 million from our Home & Life products. Revenues increased as a result of increases in unit volumes and average selling prices of our products, as the current demand environment has improved relative to the prior year, which was impacted by customers reducing inventory levels relative to amounts they held during the period of widespread supply chain disruptions. The average selling prices of our products may fluctuate significantly from period to period due to changes in product mix, customer mix, pricing decisions, and other factors. In general, as our products become more mature, we expect to experience decreases in average selling prices.

Gross Profit

(in millions)	Fiscal Year				Change	
	2025		2024			
Gross profit	$	457.0	$	312.2	$	144.8
Gross margin		58.2 %		53.4 %		4.8 %

Gross profit increased in fiscal 2025 primarily as a result of an increase in revenues in the period. Gross margin increased as our indirect and overhead expenses decreased as a percentage of revenues in fiscal 2025 as a result of the increase in revenues.

We may experience variations in the average selling prices of certain of our products. Increases in average selling prices may occur during periods of increased demand, but such demand may be short-lived and could be accompanied by higher product costs. Declines in average selling prices create downward pressure on gross margin and may be offset to the extent we are able to introduce higher margin new products and gain market share with our products; reduce costs of existing products through improved design; achieve lower production costs from our wafer suppliers and third-party assembly and test subcontractors; achieve lower production costs per unit as a result of improved yields throughout the manufacturing process; or reduce logistics costs.

Research and Development

(in millions)	Fiscal Year				Change	% Change
	2025		2024			
Research and development	$	353.2	$	332.2	$	21.0	6.3 %
Percent of revenue		45.0 %		56.9 %			

Research and development expense in fiscal 2025 increased $43.4 million for personnel-related costs as a result of lower expenses in the prior fiscal year due to cost containment measures, offset primarily by $8.5 million of government incentives and decreases of $9.6 million for amortization of intangible assets and $6.2 million for new product introduction and software expense.

Selling, General and Administrative

(in millions)	Fiscal Year				Change	% Change
	2025		2024			
Selling, general and administrative	$	174.3	$	145.5	$	28.8	19.8 %
Percent of revenue		22.2 %		24.9 %			

The increase in selling, general and administrative expense in fiscal 2025 was primarily due to $26.4 million for personnel-related costs as a result of lower expenses in the prior fiscal year due to cost containment measures and a $1.8 million increase in IT-related costs.

Interest Income and Other, Net

Interest income and other, net in fiscal 2025 was $13.6 million compared to $12.0 million in fiscal 2024. The increase in interest income and other, net in fiscal 2025 was primarily due to a higher cash and cash equivalents balance in the current fiscal year as compared to the prior fiscal year.

Interest Expense

Interest expense in fiscal 2025 was $1.0 million compared to $1.3 million in fiscal 2024. The decrease was primarily due to a balance on the revolving credit facility for a portion of the prior fiscal year.

Provision for Income Taxes

(in millions)	Fiscal Year		Change
	2025	2024	
Provision for income taxes	$ 7.0	$ 36.2	$ (29.2)
Effective tax rate	(12.1)%	(23.4)%	

The decrease in the provision for income taxes for fiscal 2025 as compared to fiscal 2024 was primarily due to a decrease in tax expense related to the U.S. and Singapore valuation allowance. Because of the valuation allowance, we are unable to recognize the full tax benefit of the pre-tax losses incurred in those jurisdictions in the current year. A valuation allowance is required to be established when it is more likely than not that some portion or all of a deferred tax asset will not be realized. We identified a need for the valuation allowance due to the presence of significant negative evidence, including recent operating losses and uncertainty around future economic conditions within both the semiconductor industry and the broader economy. We intend to maintain the valuation allowance until our ability to forecast sufficient future sources of taxable income is reestablished.

Liquidity and Capital Resources

Our principal sources of liquidity as of January 3, 2026 consisted of $443.6 million in cash, cash equivalents and short-term investments, of which $218.6 million was held by our U.S. entities. The remaining balance was held by our foreign subsidiaries. Our cash equivalents and short-term investments consisted of government debt securities, which include U.S. government securities; time deposits; and money market funds.

Operating Activities

Net cash provided by operating activities was $95.7 million during fiscal 2025, compared to net cash used in operating activities of $13.9 million during fiscal 2024. Operating cash flows during fiscal 2025 reflect our net loss of $64.9 million, adjustments of $119.3 million for depreciation, amortization, stock-based compensation, and deferred income taxes, and a net cash inflow of $41.3 million due to changes in our operating assets and liabilities.

Accounts receivable increased to $64.5 million at January 3, 2026 from $54.5 million at December 28, 2024. The increase in accounts receivable resulted primarily from an increase in shipments during the last quarter of fiscal 2025 compared to the last quarter of fiscal 2024. Our DSO was 28 days at January 3, 2026 and 29 days at December 28, 2024.

Inventory decreased to $95.6 million at January 3, 2026 from $105.6 million at December 28, 2024. Our inventory levels will vary based on the availability of supply and the impact of variations between forecasted demand used for purchasing inventory and actual demand. Our DOI was 113 days at January 3, 2026 and 125 days at December 28, 2024.

Investing Activities

Net cash used in investing activities was $12.0 million during fiscal 2025, compared to $113.1 million net cash provided during fiscal 2024. The decrease in cash outflows was principally due to a decrease in cash provided by net purchases, sales, and maturities of marketable securities of $91.2 million in fiscal 2025. Purchases of property and equipment increased $18.2 million during fiscal 2025 compared to fiscal 2024.

Financing Activities

Net cash used in financing activities was $1.1 million during fiscal 2025, compared to $45.1 million during fiscal 2024. The decrease in cash outflows was principally due to a $45.0 million repayment of borrowings under the revolving credit facility in the prior fiscal year.

Debt

As of January 3, 2026, we had a $400 million revolving credit facility. We have an option to increase the size of the borrowing capacity of the revolving credit facility by up to the greater of an aggregate of $250 million and 100% of EBITDA, plus an amount that would not cause a secured net leverage ratio to exceed 3.50 to 1.00, subject to certain conditions. The credit facility contains various conditions, covenants, and representations with which we must be in compliance in order to borrow funds, including financial covenants that we must maintain a consolidated net leverage ratio (funded indebtedness less cash and cash equivalents up to $750 million and divided by EBITDA, as defined within the covenants) of no more than 4.25 to 1, and a minimum interest coverage ratio (EBITDA/interest payments) of no less than 2.50 to 1. As of January 3, 2026, we were in compliance with all of the covenants and no amounts were outstanding on the revolving credit facility.

Capital Requirements

Our future capital requirements will depend on many factors, including the rate of sales growth, market acceptance of our products, the timing and extent of research and development projects, potential acquisitions of companies or technologies and the expansion of our sales and marketing activities. We believe our existing cash, cash equivalents, investments, credit under our credit facility, and cash generated from operations are sufficient to meet our short-term (i.e., over at least the next twelve months) and long-term capital requirements, although we could be required, or could elect, to seek additional funding. We may enter into acquisitions or strategic arrangements in the future which also could require us to seek additional equity or debt financing.

Contractual Obligations

Our purchase obligations primarily include contractual arrangements in the form of purchase orders with suppliers. As of January 3, 2026, such purchase obligations were $75.8 million. For a description of other contractual obligations, see Note 9, *Debt*, and Note 10, *Leases*, to the Consolidated Financial Statements.

Comparison of Fiscal 2024 to Fiscal 2023

A discussion of changes in our results of operations and liquidity and capital resources from fiscal 2023 to fiscal 2024 has been omitted from this Form 10-K, but may be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Form 10-K filed with the Securities and Exchange Commission on February 4, 2025.

Critical Accounting Estimates

The preparation of financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires that we make estimates and assumptions that affect the amounts reported. Changes in facts and circumstances could have a significant impact on the resulting estimated amounts included in the financial statements. We believe the following critical accounting policies affect our more complex judgments and estimates.

Inventory valuation – We assess the recoverability of inventories through the application of a set of methods, assumptions and estimates. In determining net realizable value, we write down inventory that may be slow moving or have some form of obsolescence, including inventory that has aged more than 24 months. We also adjust the valuation of inventory when its manufacturing cost exceeds the estimated selling price less costs of completion, disposal and transportation. We assess the potential for any unusual customer returns based on known quality or business issues and write-off inventory losses for scrap or non-saleable material. Inventory not otherwise identified to be written down is compared to an assessment of our 18-month forecasted demand. The result of this methodology is compared against the product life cycle and competitive situations in the marketplace to determine the appropriateness of the resulting inventory levels. Demand for our products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those that we project. In the event that actual demand is lower, or market conditions are worse than originally projected, additional inventory write-downs may be required.

Revenue recognition – We recognize revenue when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. In order to achieve this core principle, we apply a five-step process. As part of this process, we analyze the performance obligations in a customer contract and estimate the variable consideration we expect to receive. The evaluation of performance obligations requires that we identify the promised goods and services in the contract. For contracts that contain more than one promised good and service, we then must determine whether the promises are capable of being distinct and if they are separately identifiable from other promises in the contract. Variable consideration primarily includes sales made to distributors under agreements allowing certain rights of return, referred to as stock rotation, and credits issued to the distributor due to price protection. We estimate variable consideration at the most likely amount to which we expect to be entitled. We make these estimates based on available information, including recent sales activity and pricing data. We apply a constraint to our variable consideration estimate which considers both the likelihood of a return and the amount of a potential price concession. If our evaluation of performance obligations is incorrect, we may recognize revenue sooner or later than is appropriate. If our estimates of variable consideration are inaccurate, we may recognize too much or too little revenue in a period. We may adjust assumptions used to estimate consideration periodically based on analysis of prior estimates.

Income taxes – We are required to calculate income taxes in each of the jurisdictions in which we operate. This process involves calculating the actual current tax liability together with assessing temporary differences in recognition of income (loss) for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our Consolidated Balance Sheets. Evaluating the need for a valuation allowance for deferred tax assets requires analysis of all positive and negative evidence available, including recent earnings history and taxable income in recent years, reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies to determine whether all or some portion of the deferred tax assets will not be realized. We record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Judgment is inherent in this process, and differences between the estimated and actual taxable income could result in a material impact on our Consolidated Financial Statements.

We recognize liabilities for uncertain tax positions based on a two-step process. The first step requires us to determine whether the weight of available evidence indicates that the tax position has met the threshold for recognition. Therefore, we must evaluate whether it is more likely than not that the position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step requires us to measure the tax benefit of the tax position taken, or expected to be taken, in an income tax return as the largest amount that is more than 50% likely of being realized upon ultimate settlement. This measurement step is inherently complex and requires subjective estimations of such amounts to determine the probability of various possible outcomes. We re-evaluate the uncertain tax positions each quarter based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, expirations of statutes of limitation, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Although we believe the measurement of our liabilities for uncertain tax positions is reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals. If additional taxes are assessed as a result of an audit or litigation, they could have a material effect on our income tax provision and net income in the period or periods for which that determination is made. We operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues which may require an extended period of time to resolve and could result in additional assessments of income tax. We believe adequate provisions for income taxes have been made for all periods.

Recent Accounting Pronouncements

Information regarding recent accounting pronouncements is provided in Note 2, *Significant Accounting Policies*, to the Consolidated Financial Statements. Such information is incorporated by reference herein.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Income

Our investment portfolio includes cash, cash equivalents and short-term investments. Our main investment objective is the preservation of investment capital. Our interest income is sensitive to changes in the general level of U.S. interest rates. A 100 basis point decline in yield on our investment portfolio holdings as of January 3, 2026 would decrease our future annual interest income by approximately $3.5 million. A 100 basis point decline in yield on our investment portfolio holdings as of December 28, 2024 would decrease our future annual interest income by approximately $3.0 million. We believe that our investment policy, which defines the duration, concentration, and minimum credit quality of the allowable investments, meets our investment objectives.

Interest Expense

We are exposed to interest rate fluctuations in the normal course of our business, including through our credit facility. The interest rate on the credit facility consists of a variable-rate of interest and an applicable margin. While we have drawn from the credit facility in the past, we had no borrowings as of January 3, 2026. If we borrow from the credit facility in the future, we will again be exposed to interest rate fluctuations.

Foreign currency exchange rate risk

We are exposed to foreign currency exchange rate risk primarily through assets, liabilities and operating expenses of our subsidiaries denominated in currencies other than the U.S. dollar. Our foreign subsidiaries are considered to be extensions of the U.S. parent. The functional currency of the foreign subsidiaries is the U.S. dollar. Accordingly, gains and losses resulting from remeasuring transactions denominated in currencies other than U.S. dollars are recorded in the Consolidated Statements of Operations. We occasionally use foreign currency forward contracts to manage exposure to foreign exchange risk. Gains and losses on foreign currency forward contracts designated as hedges are recognized in earnings in the same period during which the hedged transaction is recognized.

Item 8.   Financial Statements and Supplementary Data

The Financial Statements and supplementary data required by this item are included in Part IV, Item 15 of this Form 10-K and are presented beginning on page F-1.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act). Based on that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective as of January 3, 2026 to provide reasonable assurance that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosures.

Changes in Internal Control over Financial Reporting

There was no change in our internal controls during the fiscal quarter ended January 3, 2026 that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of January 3, 2026. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 framework). Based on our assessment we concluded that, as of January 3, 2026, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, Deloitte & Touche LLP, issued an attestation report on our internal control over financial reporting; their report is included herein.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Silicon Laboratories Inc.

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Silicon Laboratories Inc. and subsidiaries (the "Company") as of January 3, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 3, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended January 3, 2026, of the Company and our report dated February 10, 2026 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP
Austin, Texas
February 10, 2026

Item 9B. Other Information

Rule 10b5-1 Trading Arrangements

The following table describes contracts, instructions, or written plans for the purchase or sale of our securities intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) entered into or terminated during the quarter ended January 3, 2026 by our directors and officers (as defined under Rule 16b-1(f) of the Exchange Act). There were no non-Rule 10b5-1 trading arrangements entered into or terminated by our directors and officers during the quarter ended January 3, 2026.

Name and Title of Director or Officer	Date of Adoption of Arrangement	Duration of the Arrangement	Aggregate Number of Securities to be Purchased or Sold Pursuant to the Arrangement
R. Matthew Johnson *President & CEO*	November 06, 2025	Expires November 06, 2026	24,193[1]

[1] Represents the total number of shares that may be sold under the trading arrangement, which includes shares underlying restricted stock units ("RSUs") and performance share units ("PSUs"). The actual number of shares sold may be less based on tax withholdings and performance and vesting conditions of the awards.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Part III

Certain information required by Part III is omitted from this report because we intend to file a definitive Proxy Statement pursuant to Regulation 14A (the "Proxy Statement") no later than 120 days after the end of the fiscal year covered by this report, and certain information to be included therein is incorporated herein by reference.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item will be included in the Proxy Statement and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item will be included in the Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be included in the Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be included in the Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this Item will be included in the Proxy Statement and is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements

<p align="center">Index</p>

2. Schedules

   All schedules have been omitted since the information required by the schedule is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements and notes thereto.

3. Exhibits

   The exhibits listed on the accompanying index to exhibits immediately following the Consolidated Financial Statements are filed as part of, or hereby incorporated by reference into, this Form 10-K.

(b) Exhibits

   The following exhibits are filed as part of this report:

Exhibit Number	
3.1*	Fifth Amended and Restated Certificate of Incorporation of Silicon Laboratories Inc. (filed as Exhibit 3.1 to the Form 10-Q filed on August 8, 2025).
3.2*	Fifth Amended and Restated Bylaws of Silicon Laboratories Inc. (filed as Exhibit 3.1 to the Form 8-K filed on February 3, 2021).
4.1*	Description of Registrant's Securities Registered under Section 12 of the Exchange Act (filed as Exhibit 4.7 to the Form 10 - K filed on February 1, 2023).
10.1*+	Form of Indemnification Agreement between Silicon Laboratories Inc. and each of its directors and executive officers (filed as Exhibit 10.1 to the IPO Registration Statement).

Exhibit Number	
10.2*	Credit Agreement, dated July 31, 2012, by and among Silicon Laboratories Inc., the subsidiaries of the borrower identified therein, Bank of America, N.A., Wells Fargo Bank, National Association, and Regions Bank (filed as Exhibit 10.1 to the Form 8-K filed August 1, 2012).
10.3*	First Amendment to Credit Agreement, dated July 24, 2015, by and among Silicon Laboratories Inc., the subsidiaries of the borrower identified therein, Wells Fargo Bank, National Association, Citibank, N.A., Regions Bank, Bank of America, N.A. and the lenders party thereto (filed as Exhibit 10.1 to the Form 8-K filed on July 29, 2015).
10.4*	Second Amendment to Credit Agreement, dated February 27, 2017, by and among Silicon Laboratories Inc., the subsidiaries of the borrower identified therein, Wells Fargo Bank, National Association and the lenders party thereto (filed as Exhibit 10.1 to the Form 8-K filed on February 27, 2017).
10.5*	Third Amendment to Credit Agreement, dated August 7, 2019, by and among Silicon Laboratories Inc., the subsidiaries of the borrower identified therein, Wells Fargo Bank, National Association and the lenders party thereto (filed as Exhibit 10.1 to the Form 8-K filed on August 7, 2019).
10.6*	Fourth Amendment to Credit Agreement, dated May 26, 2020, by and among Silicon Laboratories Inc., the subsidiaries of the borrower identified therein, Wells Fargo Bank, National Association and the lenders party thereto (filed as Exhibit 10.1 to the Form 8-K filed on May 27, 2020).
10.7*	Security and Pledge Agreement, dated July 31, 2012, by and among Silicon Laboratories Inc., with the other parties identified as "Obligors" (as defined therein) and such other parties that may become Obligors thereunder after the date thereof, and Bank of America, N.A (filed as Exhibit 10.2 to the Form 8-K filed August 1, 2012).
10.8*+	Form of Restricted Stock Units Grant Notice and Global Restricted Stock Units Award Agreement under Registrant's 2009 Stock Incentive Plan, as amended and restated (filed as Exhibit 10.7 to the Form 10-K filed on February 1, 2017).
10.9*+	Form of Market Stock Units Grant Notice and Global Market Stock Units Award Agreement under Registrant's 2009 Stock Incentive Plan, as amended and restated (filed as Exhibit 10.8 to the Form 10-K filed on February 1, 2017).
10.10*+	Form of Stock Option Grant Notice and Global Stock Option Award Agreement under Registrant's 2009 Stock Incentive Plan, as amended and restated (filed as Exhibit 10.9 to the Form 10-K filed on February 1, 2017).
10.11*+	Silicon Laboratories Inc. Form of Executive Severance Agreement (filed as Exhibit 10.2 to the Form 8-K filed on May 17, 2021).
10.12*+	Silicon Laboratories Inc. Form of Performance Stock Units Grant Notice and Global PSU Award Agreement under Registrant's 2009 Stock Incentive Plan, as amended and restated (filed as Exhibit 10.3 to the Form 8-K filed on May 17, 2021).
10.13*+	Silicon Laboratories Inc. 2009 Stock Incentive Plan (As Amended and Restated on April 22, 2021) (filed as Exhibit 4.3 to the Form S-8 filed on May 5, 2021).
10.14*+	Silicon Laboratories Inc. 2009 Employee Stock Purchase Plan (As Amended and Restated on April 22, 2021) (filed as Exhibit 4.4 to the Form S-8 filed on May 5, 2021).
10.15*+	Silicon Laboratories Inc. Form of Performance Stock Units Grant Notice and Global PSU Award Agreement under Registrant's 2009 Stock Incentive Plan, as amended and restated (filed as Exhibit 10.1 to the Form 8-K filed on December 23, 2021).
10.16*+	Silicon Laboratories Inc. Form of Performance Stock Units Grant Notice and Global PSU Award Agreement under Registrant's 2009 Stock Incentive Plan, as amended and restated (filed as Exhibit 10.20 to the Form 10-K filed on February 1, 2023).
10.17*+	Fifth Amendment to Credit Agreement, dated June 30, 2023, by and among Silicon Laboratories Inc., the subsidiaries of the borrower identified therein, Wells Fargo Bank, National Association and the lenders party thereto (filed as Exhibit 10.1 to the Form 8-K filed on July 3, 2023).
10.18*+	Silicon Laboratories Inc. Form of Performance Stock Units Grant Notice and Global PSU Award Agreement under Registrant's 2009 Stock Incentive Plan, as amended and restated (filed as Exhibit 10.19 to the Form 10-K filed on February 20, 2024).
10.19+	Silicon Laboratories Inc. Form of Performance Stock Units Grant Notice and Global PSU Award Agreement under Registrant's 2009 Stock Incentive Plan, as amended and restated.

Exhibit Number	
19*	Insider Trading Policy (filed as Exhibit 19 to the Form 10-K filed on February 4, 2025.)
21	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP).
23.2	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP).
24	Power of Attorney (included on signature page to this Form 10-K).
31.1	Certification of the Principal Executive Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Principal Financial Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification as required by Section 906 of the Sarbanes-Oxley Act of 2002.
97*	Policy Relating to Recovery of Erroneously Awarded Compensation (filed as Exhibit 97 to the Form 10-K filed on February 20, 2024).
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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*   Incorporated herein by reference to the indicated filing.

\+   Management contract or compensatory plan or arrangement

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Austin, Texas, on February 10, 2026.

SILICON LABORATORIES INC.

By: /s/ R. Matthew Johnson

R. Matthew Johnson
President and
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints R. Matthew Johnson and Dean Butler and each of them, acting individually, as his or her attorney-in-fact, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this annual report on Form 10-K and other documents in connection herewith and therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection herewith and therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ Navdeep S. Sooch Navdeep S. Sooch	Chairman of the Board	February 10, 2026
/s/ R. Matthew Johnson R. Matthew Johnson	President, Chief Executive Officer and Director (Principal Executive Officer)	February 10, 2026
/s/ Dean Butler Dean Butler	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 10, 2026
/s/ Mark D. Mauldin Mark D. Mauldin	Chief Accounting Officer (Principal Accounting Officer)	February 10, 2026
/s/ William G. Bock William G. Bock	Director	February 10, 2026
/s/ Gregg Lowe Gregg Lowe	Director	February 10, 2026
/s/ Sherri Luther Sherri Luther	Director	February 10, 2026
/s/ Nina Richardson Nina Richardson	Director	February 10, 2026
/s/ Sumit Sadana Sumit Sadana	Director	February 10, 2026
/s/ Christy Wyatt Christy Wyatt	Director	February 10, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Silicon Laboratories Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Silicon Laboratories Inc. and subsidiaries (the "Company") as of January 3, 2026 and the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity, and cash flows, for the year ended January 3, 2026, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 3, 2026 and the results of its operations and its cash flows for the year ended January 3, 2026, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 3, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventories – Inventory Valuation — Refer to Note 2 to the financial statements

Critical Audit Matter Description

Inventory is stated at the lower of cost, determined using the first-in, first-out method, or net realizable value. The Company writes down the carrying value of inventory to net realizable value if it is obsolete or unmarketable based upon the age of inventory or if quantities are in excess of customer demand. Inventory not identified to be written down due to aging is compared to an eighteen-month forecasted demand to identify potential excess inventory quantities on hand. Management estimates of forecasted demand is based on various assumptions, including but not limited to assumptions regarding product life cycles and market conditions. As of January 3, 2026, the Company's inventory balance was $95.6 million.

We identified inventory valuation as a critical audit matter because of the significant assumptions management makes with regards to estimating the forecasted demand. Performing audit procedures to evaluate the reasonableness of management's estimates of forecasted demand required a high degree of auditor judgment and increased audit effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's estimates of forecasted demand used in the valuation of inventory included the following, among others:

- We tested the effectiveness of internal controls over management's provisions for slow moving and obsolete inventories, including internal controls designed to review and approve forecasted demand and the underlying assumptions regarding product life cycles and market conditions.

- We evaluated management's ability to accurately estimate forecasted demand by comparing estimates made in prior periods to the historical actual results for those same periods.

- We made inquiries of Company personnel including executive, sales and marketing, and operations personnel about product life cycles and market conditions and compared expectations to those included in the forecasted demand.

- We selected a sample of inventory products and tested the forecasted demand by comparing internal and external information (e.g., historical sales, customer backlog, communications with customers, product life cycles and market conditions, as applicable) with the Company's forecast.

- We considered, when relevant, the existence of contradictory evidence based on reading of internal financial and operational information used by management and the board of directors, Company press releases, and analysts' reports, as well as our observations and inquiries as to changes within the business and evidence obtained through other areas of the audit.

/s/ Deloitte & Touche LLP

Austin, Texas
February 10, 2026

We have served as the Company's auditor since 2025.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Silicon Laboratories Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Silicon Laboratories Inc. (the Company) as of December 28, 2024, the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity and cash flows for each of the two years in the period ended December 28, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 28, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 28, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We served as the Company's auditor from 1996 to 2024.

Austin, Texas

February 4, 2025

Silicon Laboratories Inc.
Consolidated Balance Sheets
(In thousands, except per share data)

		January 3, 2026		December 28, 2024
Assets				
Current assets:				
Cash and cash equivalents	$	364,222	$	281,607
Short-term investments		79,400		100,554
Accounts receivable, net		64,513		54,479
Inventories		95,566		105,639
Prepaid expenses and other current assets		70,316		59,754
Total current assets		674,017		602,033
Property and equipment, net		128,643		132,136
Goodwill		376,389		376,389
Other intangible assets, net		23,130		36,499
Other assets, net		67,138		75,617
Total assets	$	1,269,317	$	1,222,674
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	50,717	$	42,448
Deferred revenue and returns liability		5,359		3,073
Other current liabilities		87,711		52,362
Total current liabilities		143,787		97,883
Other non-current liabilities		31,112		44,770
Total liabilities		174,899		142,653
Commitments and contingencies (Note 11)				
Stockholders' equity:				
Preferred stock – $0.0001 par value; 10,000 shares authorized; no shares issued		—		—
Common stock – $0.0001 par value; 250,000 shares authorized; 32,955 and 32,458 shares issued and outstanding at January 3, 2026 and December 28, 2024, respectively		3		3
Additional paid-in capital		157,402		78,227
Retained earnings		936,814		1,001,721
Accumulated other comprehensive income		199		70
Total stockholders' equity		1,094,418		1,080,021
Total liabilities and stockholders' equity	$	1,269,317	$	1,222,674

The accompanying notes are an integral part of these Consolidated Financial Statements.

Silicon Laboratories Inc.
Consolidated Statements of Operations
(In thousands, except per share data)

	Year Ended		
	January 3, 2026	**December 28, 2024**	**December 30, 2023**
Revenues	$ 784,764	$ 584,386	$ 782,258
Cost of revenues	327,781	272,198	321,672
Gross profit	456,983	312,188	460,586
Operating expenses:			
Research and development	353,246	332,225	337,744
Selling, general and administrative	174,278	145,453	146,996
Operating expenses	527,524	477,678	484,740
Operating loss	(70,541)	(165,490)	(24,154)
Other income (expense):			
Interest income and other, net	13,604	11,987	19,165
Interest expense	(975)	(1,310)	(5,554)
Loss before income taxes	(57,912)	(154,813)	(10,543)
Provision for income taxes	6,995	36,197	7,943
Equity-method loss	—	—	(16,030)
Net loss	$ (64,907)	$ (191,010)	$ (34,516)
Loss per share:			
Basic	$ (1.98)	$ (5.93)	$ (1.09)
Diluted	$ (1.98)	$ (5.93)	$ (1.09)
Weighted-average common shares outstanding:			
Basic	32,721	32,191	31,804
Diluted	32,721	32,191	31,804

The accompanying notes are an integral part of these Consolidated Financial Statements.

Silicon Laboratories Inc.
Consolidated Statements of Comprehensive Loss
(In thousands)

| | | Year Ended | |
	January 3, 2026	December 28, 2024	December 30, 2023
Net loss	$ (64,907)	$ (191,010)	$ (34,516)
Other comprehensive income, before tax:			
Net changes to available-for-sale securities:			
Unrealized gains arising during the period	189	1,277	7,709
Reclassification for losses (gains) included in net loss	(25)	41	4,596
Net changes to cash flow hedges:			
Unrealized gains arising during the period	248	684	210
Reclassification for gains included in net loss	(248)	(644)	(250)
Other comprehensive income, before tax	164	1,358	12,265
Provision for income taxes	35	263	2,602
Other comprehensive income	129	1,095	9,663
Comprehensive loss	$ (64,778)	$ (189,915)	$ (24,853)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Silicon Laboratories Inc.
Consolidated Statements of Changes in Stockholders' Equity
(In thousands)

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance as of December 31, 2022	31,994	$ 3	$ —	$1,415,693	$ (10,688)	$ 1,405,008
Net loss	—	—	—	(34,516)	—	(34,516)
Other comprehensive income	—	—	—	—	9,663	9,663
Stock issuances, net of shares withheld for taxes	505	—	(3,577)	—	—	(3,577)
Repurchases of common stock	(1,522)	—	(24,578)	(188,446)	—	(213,024)
Stock-based compensation	—	—	48,688	—	—	48,688
Convertible debt activity	920	—	(3,560)	—	—	(3,560)
Balance as of December 30, 2023	31,897	3	16,973	1,192,731	(1,025)	1,208,682
Net loss	—	—	—	(191,010)	—	(191,010)
Other comprehensive income	—	—	—	—	1,095	1,095
Stock issuances, net of shares withheld for taxes	561	—	(88)	—	—	(88)
Stock-based compensation	—	—	61,342	—	—	61,342
Balance as of December 28, 2024	32,458	3	78,227	1,001,721	70	1,080,021
Net loss	—	—	—	(64,907)	—	(64,907)
Other comprehensive income	—	—	—	—	129	129
Stock issuances, net of shares withheld for taxes	497	—	(1,068)	—	—	(1,068)
Stock-based compensation	—	—	80,243	—	—	80,243
Balance as of January 3, 2026	32,955	$ 3	$ 157,402	$ 936,814	$ 199	$ 1,094,418

The accompanying notes are an integral part of these Consolidated Financial Statements.

Silicon Laboratories Inc.
Consolidated Statements of Cash Flows
(In thousands)

		Year Ended	
	January 3, 2026	December 28, 2024	December 30, 2023
Operating Activities			
Net loss	$ (64,907)	$ (191,010)	$ (34,516)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation of property and equipment	24,716	25,551	25,707
Amortization of other intangible assets	13,369	23,034	25,374
Amortization of debt discount and debt issuance costs	—	—	960
Stock-based compensation expense	80,324	61,503	48,208
Equity-method loss	—	—	16,030
Deferred income taxes	881	29,470	(11,815)
Changes in operating assets and liabilities:			
Accounts receivable	(10,034)	(25,184)	42,142
Inventories	9,992	88,494	(93,398)
Prepaid expenses and other assets	8,826	27,362	(10,733)
Accounts payable	6,333	(15,155)	(25,644)
Other current liabilities and income taxes	36,781	(21,768)	(37,793)
Deferred revenue and returns liability	2,286	956	(4,663)
Other non-current liabilities	(12,859)	(17,163)	29,793
Net cash provided by (used in) operating activities	95,708	(13,910)	(30,348)
Investing Activities			
Purchases of marketable securities	(34,790)	(73,602)	(103,485)
Sales of marketable securities	15,393	54,227	395,565
Maturities of marketable securities	40,716	131,858	200,530
Purchases of property and equipment	(29,922)	(11,748)	(22,282)
Proceeds from capital-related government incentives	578	—	—
Proceeds from sale of equity investment	—	12,382	—
Purchases of other assets	(4,000)	—	(520)
Net cash provided by (used in) investing activities	(12,025)	113,117	469,808
Financing Activities			
Proceeds from issuance of debt	—	—	80,000
Payments on debt	—	(45,000)	(571,157)
Repurchases of common stock	—	(16)	(217,137)
Payment of taxes withheld for vested stock awards	(15,706)	(16,434)	(18,189)
Proceeds from the issuance of common stock	14,638	16,346	14,612
Net cash used in financing activities	(1,068)	(45,104)	(711,871)
Increase (decrease) in cash and cash equivalents	82,615	54,103	(272,411)
Cash and cash equivalents at beginning of period	281,607	227,504	499,915
Cash and cash equivalents at end of period	$ 364,222	$ 281,607	$ 227,504
Supplemental Disclosure of Cash Flow Information:			
Interest paid	$ 634	$ 988	$ 4,471
Income taxes paid	$ 10,958	$ 19,120	$ 31,713
Noncash financing activities:			
Issuance of common stock in connection with settlement of convertible debt	$ —	$ —	$ 148,487

The accompanying notes are an integral part of these Consolidated Financial Statements.

Silicon Laboratories Inc.
Notes to Consolidated Financial Statements
January 3, 2026

1. Description of Business

Silicon Laboratories Inc. (the "Company"), a Delaware corporation, is a leader in secure, intelligent wireless technology for a more connected world. Our integrated hardware and software platform, intuitive development tools, industry-leading ecosystem, and robust support help customers build advanced industrial, commercial, home, and life applications. The Company provides analog-intensive, mixed-signal solutions for use in a variety of electronic products in a broad range of applications for the Internet of Things ("IoT") including connected home and security, industrial automation and control, smart metering, smart lighting, commercial building automation, consumer electronics, asset tracking, and medical instrumentation. Within the semiconductor industry, the Company is known as a "fabless" company meaning that the integrated circuits ("ICs") incorporated in its products are manufactured by third-party foundry semiconductor companies.

2. Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company prepares financial statements on a 52- or 53-week fiscal year that ends on the Saturday closest to December 31. Fiscal 2025, had 53 weeks with the extra week occurring in the first quarter of the year. Fiscal 2024 and 2023 had 52 weeks. Fiscal 2025, 2024, and 2023 ended on January 3, 2026, December 28, 2024, and December 30, 2023, respectively. The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Foreign Currency Transactions

The Company's foreign subsidiaries are considered to be extensions of the U.S. Company. The functional currency of the foreign subsidiaries is the U.S. dollar. Accordingly, gains and losses resulting from remeasuring transactions denominated in currencies other than U.S. dollars are included in interest income and other, net in the Consolidated Statements of Operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Among the significant estimates affecting the financial statements are those related to inventories, goodwill, acquired intangible assets, other long-lived assets, revenue recognition, stock-based compensation, and income taxes. Actual results could differ from those estimates, and such differences could be material to the financial statements. The Company periodically reviews the assumptions used in its financial statement estimates.

Fair Value of Financial Instruments

The fair values of the Company's financial instruments are recorded using a hierarchical disclosure framework based upon the level of subjectivity of the inputs used in measuring assets and liabilities. The three levels are described below:

Level 1 - Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 - Inputs other than Level 1 that are directly or indirectly observable, such as quoted prices for similar assets or liabilities and quoted prices in less active markets.

Level 3 - Inputs are unobservable for the asset or liability and are developed based on the best information available in the circumstances, which might include the Company's own data.

2. Significant Accounting Policies (Continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits, time deposits and money market funds.

Investments

The Company's investments typically have original maturities greater than ninety days as of the date of purchase and are classified as available-for-sale securities. Investments in available-for-sale securities are reported at fair value, with unrealized gains and losses, net of tax, recorded as a component of accumulated other comprehensive income in the Consolidated Balance Sheet. Investments in which the Company has the ability and intent, if necessary, to liquidate in order to support its current operations (including those with contractual maturities greater than one year from the date of purchase) are classified as short-term.

The Company reviews its available-for-sale investments as of the end of each reporting period for declines in fair value based on the specific identification method. The Company records an allowance for credit loss when a decline in fair value is due to credit-related factors. The Company considers various factors in determining whether an investment is impaired, including the severity of the impairment, changes in underlying credit ratings, forecasted recovery, its intent to sell or the likelihood that it would be required to sell the investment before its anticipated recovery in market value and the probability that the scheduled cash payments will continue to be made. When the Company concludes that a credit-related impairment has occurred, the Company assesses whether it intends to sell the security or if it is more likely than not that it will be required to sell the security before recovery. If either of these two conditions is met, the Company recognizes a charge in earnings equal to the entire difference between the security's amortized cost basis and its fair value. If the Company does not intend to sell a security and it is not more likely than not that it will be required to sell the security before recovery, the unrealized loss is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recorded in accumulated other comprehensive income.

In addition, the Company has made equity investments in non-publicly traded companies. Equity investments in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. The Company's proportionate share of income or loss is recorded in equity-method earnings in the Consolidated Statements of Operations. For equity investments in which the Company does not have control or the ability to exercise significant influence over operating and financial policies, the Company has elected to use the measurement alternative under Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2019-04, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,* to value non-marketable equity investments that do not have readily determinable fair values. Under the alternative, these non-marketable equity investments are recorded at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes of the same or similar securities in observable transactions. The Company periodically reviews its equity investments for declines in fair value based on the specific identification method and writes down investments to their estimated fair values when it determines that a decline has occurred. In fiscal 2023, the Company sold its ownership in Walden Technology Ventures III, a limited partnership, and recognized the loss in the Consolidated Statement of Operations.

Derivative Financial Instruments

The Company uses derivative financial instruments to manage certain exposures to the variability of foreign currency exchange rates. The Company's objective is to offset increases and decreases in expenses resulting from these exposures with gains and losses on the derivative contracts, thereby reducing volatility of earnings. The Company does not use derivative contracts for speculative or trading purposes. The Company recognizes derivatives, on a gross basis, in the Consolidated Balance Sheet at fair value. Cash flows from derivatives are classified according to the nature of the cash receipt or payment in the Consolidated Statement of Cash Flows.

The Company also uses foreign currency forward contracts to reduce the earnings impact that exchange rate fluctuations have on non-U.S. dollar balance sheet exposures. The Company does not apply hedge accounting to these foreign currency forward contracts.

2. Significant Accounting Policies (Continued)

Inventories

Inventories are stated at the lower of cost, determined using the first-in, first-out method, or net realizable value. The Company writes down the carrying value of inventory to net realizable value for estimated obsolescence or unmarketable inventory based upon assumptions about the age of inventory, future demand and market conditions. Inventory impairment charges establish a new cost basis for inventory and charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable.

Government Incentives

Incentives provided by government entities are recognized when we have reasonable assurance that we have complied with the conditions of the incentive, if any, and that the incentive will be received. Incentives for specific operating activities are recognized as a reduction to expense in the same line item on the Consolidated Statements of Operations as the expenditure for which the incentive is intended to compensate. Incentives related to the acquisition or construction of fixed assets are recognized as a reduction to property, plant and equipment within the Consolidated Balance Sheets and a reduction to depreciation expense over the useful life of the corresponding acquired asset.

The Company receives incentives from governmental agencies in the United States, Singapore, France, and Canada, principally in the form of cash grants and refundable tax credits. As of January 3, 2026, the Company recognized receivables related to these incentives of $23.7 million in Prepaid expenses and other current assets and $6.3 million in Other assets, net. As of December 28, 2024, the Company recognized receivables of $5.2 million in Prepaid expenses and other current assets and $4.9 million in Other assets, net.

In fiscal 2025, Cost of revenues and Research and development benefited by $1.8 million and $13.9 million, respectively, from a reduction in depreciation expense and operating-related incentives, and property, plant and equipment was reduced by $11.3 million from government incentives related to capital expenditures. In fiscal 2024, Cost of revenues and Research and development benefited by $0.7 million and $4.0 million, respectively, from a reduction in depreciation expense and operating-related incentives, and property, plant and equipment was reduced by $1.1 million from government incentives related to capital expenditures. In fiscal 2023, the impact to Cost of revenues and Research and development was not material.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the useful lives of the assets ranging from three to fifteen years. Leasehold improvements are depreciated over the lease term or their useful life, whichever is shorter.

The Company owns the facilities for its headquarters in Austin, Texas. The buildings are located on land which is leased through 2099 from a third party. The rents for these ground leases were prepaid for the term of the leases. The buildings and leasehold interest in ground leases are being depreciated on a straight-line basis over their estimated useful lives of 40 years and 86 years, respectively.

Business Combinations

The Company records business combinations using the acquisition method of accounting and, accordingly, allocates the fair value of acquisition consideration to the assets acquired and liabilities assumed based on their fair values at the acquisition date. The excess of the fair value of purchase consideration over the fair value of the assets acquired and liabilities assumed is recorded as goodwill. The results of operations of the businesses acquired are included in the Company's consolidated results of operations beginning on the date of the acquisition.

2. Significant Accounting Policies (Continued)

Long-Lived Assets

Purchased intangible assets are stated at cost, net of accumulated amortization, and are amortized using the straight-line method over their estimated useful lives, ranging from seven to twelve years. Fair values are determined primarily using the income approach, in which the Company projects future expected cash flows and applies an appropriate discount rate.

Long-lived assets "held and used" by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made.

The Company tests goodwill for impairment annually as of the first day of its fourth fiscal quarter and in interim periods if events occur that would indicate that the carrying value of goodwill may be impaired. When testing goodwill for impairment, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. The Company has identified that the business operates as a single operating segment and as a single reporting unit for the purpose of goodwill impairment testing. If a quantitative test is necessary, the Company assesses goodwill for impairment by comparing the fair value of the reporting unit to its carrying amount, including goodwill. In determining fair value, several valuation methodologies are allowed, although quoted market prices are the best evidence of fair value. If the fair value of the reporting unit is less than its carrying amount, an impairment loss is recognized equal to that excess amount in the fiscal quarter in which the determination is made.

Leases

At the commencement date of a lease, the Company recognizes a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. The lease liability is measured at the present value of lease payments over the lease term. As its leases typically do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date taking into consideration necessary adjustments for collateral, depending on the facts and circumstances of the lessee and the leased asset, and term to match the lease term. The right-of-use ("ROU") asset is measured at cost, which includes the initial measurement of the lease liability and initial direct costs incurred by the Company and excludes lease incentives. Lease liabilities are recorded in other current liabilities and other non-current liabilities. ROU assets are recorded in other assets, net.

Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease costs are recognized on a straight-line basis over the lease term. Lease agreements that contain both lease and non-lease components are generally accounted for separately.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Substantially all of the Company's contracts with customers contain a single performance obligation, the sale of mixed-signal integrated circuit (IC) products. This performance obligation is satisfied when control of the product is transferred to the customer, which typically occurs upon shipment. Unsatisfied performance obligations primarily represent contracts for products with future delivery dates. The Company has opted to not disclose the amount of unsatisfied performance obligations as these contracts have original expected durations of less than one year.

The transaction price reflects the Company's expectations about the consideration it will be entitled to receive from the customer and may include fixed or variable amounts. Variable consideration primarily includes sales made to distributors under agreements allowing for credits to be issued to the distributor due to price protection and certain rights of return, referred to as stock rotation. The Company estimates variable consideration at the most likely amount to which it expects to be entitled. The estimate is based on information available to the Company, including recent sales activity and pricing data.

2. Significant Accounting Policies (Continued)

The Company applies a constraint to its variable consideration estimate which considers both the likelihood of a return and the amount of a potential price concession. Variable consideration that does not meet revenue recognition criteria is deferred. The Company's products carry a one-year replacement warranty, which is accounted for as an assurance-type warranty. Payments are typically due within 30 days of invoicing and do not include a significant financing component.

Shipping and Handling

Shipping and handling costs are classified as a component of cost of revenues in the Consolidated Statements of Operations.

Stock-Based Compensation

The Company has stock-based compensation plans, which are more fully described in Note 14, *Stock-Based Compensation*. The Company accounts for those plans using a fair-value method and recognizes the expense in its Consolidated Statement of Operations.

Research and Development

Research and development costs are expensed as incurred. Research and development expense consists primarily of personnel-related expenses, including stock-based compensation, as well as new product masks, external consulting and services costs, equipment tooling, equipment depreciation, amortization of intangible assets, and an allocated portion of our occupancy costs. Assets purchased to support the Company's ongoing research and development activities are capitalized when related to products which have achieved technological feasibility or have an alternative future use, and are amortized over their estimated useful lives.

Advertising

Advertising costs are expensed as incurred. Advertising expenses were not material for any of the periods presented.

Income Taxes

The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax laws and related rates that will be in effect when the differences are expected to reverse. These differences result in deferred tax assets and liabilities, which are included in the Company's Consolidated Balance Sheets. The Company then assesses the likelihood that the deferred tax assets will be realized. A valuation allowance is established against deferred tax assets to the extent the Company believes that it is more likely than not that the deferred tax assets will not be realized, taking into consideration the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are deductible.

Uncertain tax positions must meet a more-likely-than-not threshold to be recognized in the financial statements and the tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon final settlement. See Note 16, *Income Taxes*, for additional information.

Adoption of New Accounting Standard

The Company adopted FASB ASU 2023-09, *Income Taxes (Topic 740)—Improvements to Income Tax Disclosures* on January 3, 2026 on a prospective basis. This ASU requires that reporting entities disclose specific categories in the effective tax rate reconciliation as well as information about income taxes paid. The authoritative guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The requirements of this ASU are

2. Significant Accounting Policies (Continued)

disclosure-related and did not have an impact on the Company's consolidated financial position and results of operations. See Note 16, *Income Taxes*, for the updated income tax disclosures as a result of adopting this ASU.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)*. This ASU requires that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The prescribed categories include purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depletion. This authoritative guidance is effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the effect of this new guidance on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, *Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40)*. This ASU clarifies and modernizes the accounting for costs related to internal-use software. The amendments in the ASU are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Entities may apply the guidance using a prospective, retrospective or modified transition approach. Early adoption is permitted as of the beginning of an annual reporting period. The Company is currently evaluating the effect of this new guidance on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, *Government Grants (Topic 832)*. This ASU establishes authoritative guidance about the recognition, measurement, and presentation of a grant received by a business entity from a government, including guidance for 1) a grant related to an asset and 2) a grant related to income. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Entities may apply the guidance using a modified prospective or modified retrospective approach. Early adoption is permitted in both interim and annual reporting periods. The Company is currently evaluating the effect of this new guidance on its consolidated financial statements.

3. Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted loss per share (in thousands, except per share data):

	Year Ended		
	January 3, 2026	December 28, 2024	December 30, 2023
Net loss	$ (64,907)	$ (191,010)	$ (34,516)
Shares used in computing basic loss per share	32,721	32,191	31,804
Effect of dilutive securities:			
Stock-based awards and convertible debt	—	—	—
Shares used in computing diluted loss per share	32,721	32,191	31,804
Loss per share:			
Basic	$ (1.98)	$ (5.93)	$ (1.09)
Diluted	$ (1.98)	$ (5.93)	$ (1.09)

Diluted shares for fiscal 2025 excluded 0.3 million shares, fiscal 2024 excluded 0.2 million shares, and fiscal 2023 excluded 0.9 million shares due to the Company's net loss for the periods.

3. Earnings (Loss) Per Share (Continued)

The Company irrevocably elected to settle the principal amount of its 0.625% convertible senior notes due 2025 (the "2025 Notes") in cash and any excess value in shares in the event of a conversion. In June 2023, the Company paid $535.0 million in cash and issued 0.9 million shares of common stock in connection with the conversions and redemptions of the 2025 Notes. Securities that were anti-dilutive were insignificant and were excluded from the computation of diluted earnings per share in all periods presented.

4. Fair Value of Financial Instruments

The following summarizes the valuation of the Company's financial instruments (in thousands). The tables do not include either cash on hand or assets and liabilities that are measured at historical cost or any basis other than fair value.

Description	Fair Value Measurements at January 3, 2026 Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Cash equivalents:			
Money market funds	$ 206,051	$ —	$ 206,051
Time deposit	—	5,595	5,595
Total cash equivalents	$ 206,051	$ 5,595	$ 211,646
Short-term investments:			
Government debt securities	$ —	$ 79,400	$ 79,400
Total short-term investments	$ —	$ 79,400	$ 79,400
Total	$ 206,051	$ 84,995	$ 291,046

Description	Fair Value Measurements at December 28, 2024 Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Cash equivalents:			
Money market funds	$ 188,057	$ —	$ 188,057
Total cash equivalents	$ 188,057	$ —	$ 188,057
Short-term investments:			
Corporate debt securities	$ —	$ 13,514	$ 13,514
Government debt securities	—	87,040	87,040
Total short-term investments	$ —	$ 100,554	$ 100,554
Total	$ 188,057	$ 100,554	$ 288,611

Valuation methodology

The Company's cash equivalents and short-term investments that are classified as Level 2 are valued using non-binding market consensus prices that are corroborated with observable market data; quoted market prices for similar

4. Fair Value of Financial Instruments (Continued)

instruments in active markets; quoted prices in less active markets; or pricing models, such as a discounted cash flow model, with all significant inputs derived from or corroborated with observable market data.

The following summarizes the components of available-for-sale investments:

As of January 3, 2026	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Reported As Cash Equivalent	Reported As Marketable Securities
Time deposits	$ 5,595	$ —	$ —	$ 5,595	$ 5,595	$ —
Government debt securities	79,148	252	—	79,400	—	79,400
Money market funds	206,051	—	—	206,051	206,051	—
Total	$ 290,794	$ 252	$ —	$ 291,046	$ 211,646	$ 79,400

As of December 28, 2024	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Reported As Cash Equivalent	Reported As Marketable Securities
Corporate debt securities	$ 13,517	$ 12	$ (15)	$ 13,514	$ —	$ 13,514
Government debt securities	86,949	141	(49)	87,040	—	87,040
Money market funds	188,057	—	—	188,057	188,057	—
Total	$ 288,523	$ 153	$ (64)	$ 288,611	$ 188,057	$ 100,554

Contractual maturities of investments

The Company's available-for-sale investments are reported at fair value, with unrealized gains and losses, net of tax, recorded as a component of accumulated other comprehensive income in the Consolidated Balance Sheet. The following summarizes the contractual underlying maturities of the Company's available-for-sale investments at January 3, 2026 (in thousands):

	Cost	Fair Value
Due in one year or less	$ 69,647	$ 69,822
Due after one year through five years	9,501	9,578
	$ 79,148	$ 79,400

4. Fair Value of Financial Instruments (Continued)

Unrealized Gains and Losses

The available-for-sale investments that were in a continuous unrealized loss position, aggregated by length of time that individual securities have been in a continuous loss position, were as follows (in thousands):

	Less Than 12 Months		12 Months or Greater		Total	
As of December 28, 2024	**Fair Value**	**Gross Unrealized Losses**	**Fair Value**	**Gross Unrealized Losses**	**Fair Value**	**Gross Unrealized Losses**
Corporate debt securities	$ —	$ —	$ 4,187	$ (15)	$ 4,187	$ (15)
Government debt securities	26,318	(49)	—	—	26,318	(49)
	$ 26,318	$ (49)	$ 4,187	$ (15)	$ 30,505	$ (64)

There were no gross unrealized losses as of January 3, 2026. The gross unrealized losses as of December 28, 2024 were due primarily to changes in market interest rates.

The Company records an allowance for credit loss when a decline in investment market value is due to credit-related factors. When evaluating an investment for impairment, the Company reviews factors such as the severity of the impairment, changes in underlying credit ratings, forecasted recovery, the Company's intent to sell or the likelihood that it would be required to sell the investment before its anticipated recovery in market value and the probability that the scheduled cash payments will continue to be made. As of January 3, 2026, there were no material declines in the market value of available-for-sale investments due to credit-related factors.

Fair values of other financial instruments

The fair value of the Company's 2025 Notes was determined using observable market prices. The notes were traded in less active markets and were therefore classified as a Level 2 fair value measurement. No notes were outstanding as of January 3, 2026.

The Company's other financial instruments, including cash, accounts receivable and accounts payable, are recorded at amounts that approximate their fair values due to their short maturities. The Company's foreign currency derivative instruments are valued using discounted cash flow models. The assumptions used in preparing the valuation models include foreign exchange rates, forward and spot prices for currencies and market observable data of similar instruments.

5. Derivative Financial Instruments

The Company uses derivative financial instruments to manage certain exposures to the variability of foreign currency exchange rates. The Company's objective is to offset increases and decreases in expenses resulting from these exposures with gains and losses on the derivative contracts, thereby reducing volatility of earnings.

Cash Flow Hedges

Foreign Currency Forward Contracts

The Company may use foreign currency forward contracts to reduce the earnings impact that exchange rate fluctuations have on operating expenses denominated in currencies other than the U.S. dollar. Changes in the fair value of the contracts are recorded in accumulated other comprehensive income in the Consolidated Balance Sheet and subsequently reclassified into earnings in the period during which the hedged transaction is recognized. The reclassified amount is reported in the same financial statement line item as the hedged item. If the foreign currency forward contracts are terminated or can no longer qualify as hedging instruments prior to maturity, the fair value of the contracts recorded in accumulated other comprehensive income may be recognized in the Consolidated Statement of Operations based on an assessment of the contracts at the time of termination. As of January 3, 2026, the Company held no such foreign currency forward contracts. The fair value of the contracts, contract gains or losses recognized in other comprehensive income and

5. Derivative Financial Instruments (Continued)

amounts reclassified from accumulated other comprehensive income into earnings were not material for any of the periods presented.

6. Supplemental Information

The following tables show the details of selected Consolidated Balance Sheet items (in thousands):

Inventories

	January 3, 2026	December 28, 2024
Work in progress	$ 77,464	$ 83,562
Finished goods	18,102	22,077
	$ 95,566	$ 105,639

Property and Equipment

	January 3, 2026	December 28, 2024
Buildings and improvements	$ 131,672	$ 131,098
Equipment	77,845	72,385
Computers and purchased software	54,158	51,940
Leasehold interest in ground leases	23,840	23,840
Leasehold improvements	18,185	15,030
Furniture and fixtures	11,109	10,265
	316,809	304,558
Accumulated depreciation	(188,166)	(172,422)
	$ 128,643	$ 132,136

Other Current Liabilities

	January 3, 2026	December 28, 2024
Accrued compensation and benefits	$ 43,549	$ 18,599
Income taxes payable	1,218	8,681
Accrued price protection credits	14,200	*
Other [1]	28,744	25,082
	$ 87,711	$ 52,362

---

*   Below threshold

[1]   The current portion of operating lease liabilities is included in this amount. See discussion in Note 10 below.

6. Supplemental Information (Continued)

Other Non-Current Liabilities

	January 3, 2026	December 28, 2024
Lease liability – non-current	$ 17,026	$ 15,549
Other	14,086	29,221
	$ 31,112	$ 44,770

7. Risks and Uncertainties

Financial Instruments

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, investments, accounts receivable and derivatives. The Company places its cash equivalents and investments primarily in money market funds, U.S. government securities, and time deposits. Concentrations of credit risk with respect to accounts receivable are primarily due to customers with large outstanding balances. The Company's customers that accounted for greater than 10% of accounts receivable consisted of the following:

	January 3, 2026	December 28, 2024
Customer A	17 %	19 %
Customer B	12 %	17 %
Customer C	11 %	*

---

*   Less than 10% of accounts receivable

The Company performs periodic credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company provides an allowance for expected credit losses based upon the net amount expected to be collected on such receivables. Losses have not been significant for any of the periods presented.

As a result of its use of derivative instruments, the Company is exposed to the risk that its counterparties will fail to meet their contractual obligations. To mitigate this counterparty credit risk, the Company has a policy to enter into contracts with only selected major financial institutions. The Company periodically reviews and re-assesses the creditworthiness of such counterparties based on a variety of factors.

Distributor Advances

On sales to distributors, the Company's payment terms often require the distributor to initially pay amounts owed to the Company for an amount in excess of their ultimate cost. The Company's sales price to its distributors may be higher than the amount that the distributors will ultimately owe the Company because distributors often negotiate price reductions after purchasing the product from the Company and such reductions are often significant. These negotiated price discounts are not granted until the distributor sells the product to the end customer, which may occur after the distributor has paid the original invoice amount to the Company. Payment of invoices prior to receiving an associated discount can have an adverse impact on the working capital of the Company's distributors. Accordingly, the Company has entered into agreements with certain distributors whereby it advances cash to the distributors to reduce the distributor's working capital requirements. The advance amounts are based on the distributor's inventory balance and are adjusted quarterly. Such amounts are recorded in prepaid expenses and other current assets in the Consolidated Balance Sheet. The terms of these advances are set forth in binding legal agreements and are unsecured, bear no interest on unsettled balances and are due upon demand. The agreements governing these advances can be cancelled by the Company at any time.

7. Risks and Uncertainties (Continued)

Suppliers

A significant portion of the Company's products are fabricated by Taiwan Semiconductor Manufacturing Co. ("TSMC") or Semiconductor Manufacturing International Corporation ("SMIC"). The inability of TSMC or SMIC to deliver wafers to the Company on a timely basis could impact the production of the Company's products for a substantial period of time, which could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Customers

The Company sells directly to end customers, distributors and contract manufacturers. Although the Company actually sells the products to, and is paid by, distributors and contract manufacturers, the Company refers to the end customer as its customer. None of the Company's end customers accounted for greater than 10% of revenue during fiscal 2025, 2024 or 2023. The Company's distributors that accounted for greater than 10% of revenue consisted of the following:

	Year Ended		
	January 3, 2026	December 28, 2024	December 30, 2023
Arrow Electronics	28 %	27 %	34 %
Edom Technology	21 %	16 %	15 %

8. Other Intangible Assets, Net

The gross carrying amount and accumulated amortization of other intangible assets, net are as follows (in thousands):

	Weighted-Average Amortization Period (Years)	January 3, 2026		December 28, 2024	
		Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Developed technology	7	$ 161,427	$ (138,297)	$ 189,987	$ (153,488)
Trademarks	0	—	—	910	(910)
Total intangible assets	7	$ 161,427	$ (138,297)	$ 190,897	$ (154,398)

The following table presents details of intangible asset amortization expense recognized in the Consolidated Statements of Operations (in thousands):

	Year Ended		
	January 3, 2026	December 28, 2024	December 30, 2023
Research and development	$ 13,369	$ 22,996	$ 25,298
Selling, general and administrative	—	38	76
	$ 13,369	$ 23,034	$ 25,374

8. Other Intangible Assets, Net (Continued)

The estimated aggregate amortization expense for intangible assets subject to amortization for each of the five succeeding fiscal years is as follows (in thousands):

Fiscal Year		
2026	$	9,178
2027		9,178
2028		4,039
2029		735
2030		—

9. Debt

Credit Facility

The Company and certain of its domestic subsidiaries (the "Guarantors") have a $400 million revolving credit facility, as amended on June 30, 2023, with a maturity date of June 30, 2028. The credit facility includes a $25 million letter of credit sublimit and a $10 million swingline loan sublimit. The Company also has an option to increase the size of the borrowing capacity by up to the greater of an aggregate of $250 million and 100% of EBITDA of the last four fiscal quarters, plus an amount that would not cause a secured net leverage ratio (funded debt secured by assets/EBITDA) to exceed 3.50 to 1.00, subject to certain conditions.

The credit facility, other than swingline loans, will bear interest at the Adjusted Term Secured Overnight Financing Rate ("SOFR") plus an applicable margin or, at the option of the Company, a base rate (defined as the highest of the Wells Fargo prime rate, the Federal Funds rate plus 0.50% and the Adjusted Term SOFR plus 1.00%) plus an applicable margin. Swingline loans accrue interest at the base rate plus the applicable margin for base rate loans. The applicable margins for the Adjusted Term SOFR loans range from 1.00% to 1.75% and for base rate loans range from 0.00% to 0.75%, depending in each case, on the leverage ratio as defined in the credit facility.

The credit facility contains various conditions, covenants and representations with which the Company must be in compliance in order to borrow funds and to avoid an event of default, including financial covenants that the Company must maintain a consolidated net leverage ratio (funded indebtedness less cash and cash equivalents up to $750 million and divided by EBITDA) of no more than 4.25 to 1, and a minimum interest coverage ratio (EBITDA/interest payments) of no less than 2.50 to 1.

The Company was granted a waiver of compliance for the minimum interest coverage ratio through October 4, 2025. As of January 3, 2026, the Company was in compliance with the minimum interest coverage ratio. The Company's obligations under the credit facility are guaranteed by the Guarantors and are secured by a security interest in substantially all assets of the Company and the Guarantors. As of January 3, 2026, no amounts were outstanding on the credit facility.

10. Leases

The Company leases certain facilities under operating lease agreements that expire at various dates through 2031. Some of these arrangements contain renewal options and require the Company to pay taxes, insurance and maintenance costs. Lease costs for operating leases were $7.6 million, $7.7 million and $7.8 million during fiscal 2025, 2024 and 2023, respectively.

10. Leases (Continued)

Supplemental Lease Information

Balance Sheet Information (in thousands)	Consolidated Balance Sheet Classification		January 3, 2026		December 28, 2024
Operating lease right-of-use assets	Other assets, net	$	22,866	$	21,535
Operating lease liabilities	Other current liabilities	$	6,930	$	5,878
Operating lease liabilities	Other non-current liabilities	$	17,026	$	15,549

	Year Ended			
Cash Flow Information (in thousands)	January 3, 2026		December 28, 2024	
Cash paid for operating lease liabilities	$	7,387	$	7,883
Right-of-use assets obtained in exchange for operating lease obligations	$	7,384	$	13,867

Operating Lease Information	January 3, 2026	December 28, 2024
Weighted-average remaining lease term	4.7 years	5.3 years
Weighted-average discount rate	5.17 %	4.87 %

The maturities of operating lease liabilities as of January 3, 2026 were as follows (in thousands):

Fiscal Year		
2026	$	7,445
2027		6,347
2028		5,233
2029		5,198
2030		5,276
Thereafter		3,230
Total lease payments		32,729
Less imputed interest		(8,773)
Total lease liabilities	$	23,956

Lease income

The Company leases a portion of its headquarter facilities to other tenants. Lease income from operating leases was $2.2 million, $2.8 million and $3.1 million during fiscal 2025, 2024 and 2023, respectively.

Maturities of lease income as of January 3, 2026 were as follows (in thousands):

Fiscal Year		
2026	$	1,996
2027		2,035
2028		2,097
2029		1,212
2030		—
Thereafter		—

11. Commitments and Contingencies

Litigation

The Company is involved in various legal proceedings that have arisen in the normal course of business. While the ultimate results cannot be predicted with certainty, the Company does not expect them to have a material adverse effect on its Consolidated Financial Statements.

12. Share Repurchases

The Company repurchased 1.5 million shares of its common stock for $213.0 million during fiscal 2023. There were no share repurchases in fiscal 2025 or 2024.

13. Revenues

The Company groups its products as Industrial & Commercial or Home & Life based on the target markets they address. The following represents revenue by product category (in thousands):

	Year Ended		
	January 3, 2026	December 28, 2024	December 30, 2023
Industrial & Commercial	$ 444,914	$ 338,528	$ 496,578
Home & Life	339,850	245,858	285,680
	$ 784,764	$ 584,386	$ 782,258

A portion of the Company's sales are made to distributors under agreements allowing certain rights of return and/or price protection related to the final selling price to the end customers. These factors impact the timing and uncertainty of revenues and cash flows. During fiscal 2025, 2024, and 2023, the impact of revenue related to performance obligations that were satisfied in previous reporting periods was insignificant. The following disaggregates the Company's revenue by sales channel (in thousands):

	Year Ended		
	January 3, 2026	December 28, 2024	December 30, 2023
Distributors	$ 560,335	$ 393,148	$ 611,332
Direct customers	224,429	191,238	170,926
	$ 784,764	$ 584,386	$ 782,258

14. Stock-Based Compensation

The Company has two active stock plans, the 2009 Stock Incentive Plan (the "2009 Plan") and the 2009 Employee Stock Purchase Plan (the "2009 ESPP") that have been amended and approved by shareholders from time to time.

- The 2009 Plan allows for grants of stock options, stock appreciation rights, performance shares, performance stock units, restricted stock units ("RSUs"), restricted stock awards ("RSAs"), performance-based stock units ("PSUs") and other awards (collectively, "awards"). All awards deduct one share from the 2009 Plan shares available for issuance for each share granted. Awards granted under the 2009 Plan contain vesting provisions mostly ranging from three to four years. To the extent awards granted under the 2009 Plan terminate, expire, or lapse for any reason, or are settled in cash, shares subject to such awards will again be available for grant.
- The 2009 ESPP allows eligible employees to purchase a limited number of shares of the Company's common stock at no less than 85% of the fair market value of a share of common stock at prescribed purchase intervals

14. Stock-Based Compensation (Continued)

during an offering period. Each offering period is comprised of a series of one or more successive and/or overlapping purchase intervals and has a maximum term of 27 months.

2009 Plan

The Company granted to its employees 0.8 million, 0.7 million and 0.5 million shares of full value awards from the 2009 Plan during fiscal 2025, 2024 and 2023, respectively. Full value awards include RSUs, MSUs, and PSUs.

MSUs provide the rights to acquire a number of shares of common stock for no cash consideration based upon achievement of specified levels of market conditions. The requisite measurement period for these MSUs is also the vesting period, which is generally three years. MSUs granted in 2020 measured the relative performance of the total stockholders' return of the Company against that of a selected benchmarked group of companies. The Company granted no MSUs in fiscal 2025, 2024 and 2023.

PSUs provide for the rights to acquire a number of shares of common stock for no cash consideration based upon the achievement of specified revenue or profitability objectives during the year. The requisite performance period of these PSUs is approximately three years from the date of grant. The Company granted 145,735; 95,953; and 85,554 PSUs in fiscal 2025, 2024, and 2023, respectively.

2009 ESPP

The rights to purchase common stock granted under the 2009 ESPP are intended to be treated as either (i) purchase rights granted under an "employee stock purchase plan," as that term is defined in Section 423(b) of the Internal Revenue Code (the "423(b) Plan"), or (ii) purchase rights granted under an employee stock purchase plan that is not subject to the terms and conditions of Section 423(b) of the Internal Revenue Code (the "Non-423(b) Plan"). The Company will retain the discretion to grant purchase rights under either the 423(b) Plan or the Non-423(b) Plan. During fiscal 2025, 2024 and 2023, the Company issued 160,000; 173,000; and 154,000 shares, respectively, under the 2009 ESPP to its employees. The weighted-average fair value for purchase rights granted in fiscal 2025 under the 2009 ESPP was $34.90 per share.

Accounting for Stock-Based Compensation

Stock-based compensation costs are based on the fair values on the date of grant for awards under the 2009 Plan, and on the date of enrollment for grants under the 2009 ESPP. The fair values of stock awards (such as RSUs, PSUs and RSAs) are estimated based on their intrinsic values. The fair values of MSUs are estimated using a Monte Carlo simulation. The fair values of stock options and grants under the 2009 ESPP are estimated using the Black-Scholes option-pricing model. The fair values of all such stock-based grants are generally amortized on a straight-line basis over the vesting period of the grants.

The following table presents details of stock-based compensation costs recognized in the Consolidated Statements of Operations (in thousands):

	Year Ended		
	January 3, 2026	December 28, 2024	December 30, 2023
Cost of revenues	$ 1,944	$ 1,678	$ 906
Research and development	48,447	40,393	35,491
Selling, general and administrative	29,933	19,431	11,812
	80,324	61,502	48,209
Income tax benefit	(11,670)	(8,557)	(6,230)
Total	$ 68,654	$ 52,945	$ 41,979

14. Stock-Based Compensation (Continued)

The Company recorded $1.5 million and $0.6 million of stock-based compensation charges during fiscal 2025 and 2024 respectively, in connection with the modification of certain equity awards. The modifications were pursuant to employee terminations. There were no other significant modifications made to any stock grants during fiscal 2025, 2024 or 2023.

The Company had approximately $127.0 million of total unrecognized compensation cost related to equity grants as of January 3, 2026 that is expected to be recognized over a weighted-average period of approximately 2.0 years. There were no significant stock-based compensation costs capitalized into assets in any of the periods presented.

Fair value assumptions and stock awards activity

The fair values estimated from the Black-Scholes option-pricing model for ESPP shares granted were calculated using the following assumptions:

	Year Ended		
Employee Stock Purchase Plan	**January 3, 2026**	**December 28, 2024**	**December 30, 2023**
Expected volatility	55 %	45 %	40 %
Risk-free interest rate %	4.05 %	4.39 %	5.47 %
Expected term (in months)	9	9	9
Dividend yield	—	—	—

A summary of stock-based compensation activity with respect to fiscal 2025 follows:

Stock Options	**Shares (000s)**	**Weighted-Average Exercise Price**	**Weighted-Average Remaining Contractual Term (In Years)**	**Aggregate Intrinsic Value (000s)**
Outstanding at December 28, 2024	18	$ 43.82	1.08	$ 1,534
Exercised	18	$ 43.82		$ 1,774
Outstanding at January 3, 2026	—			$ —
Vested at January 3, 2026 and expected to vest	—			$ —
Exercisable at January 3, 2026	—			$ —

RSAs and RSUs	**Shares (000s)**	**Weighted-Average Grant Date Fair Value**	**Weighted-Average Remaining Vesting Term (In Years)**	**Aggregate Intrinsic Value (000s)**
Outstanding at December 28, 2024	968	$ 132.02		
Granted	694	$ 132.42		
Vested or issued	(440)	$ 135.47		
Cancelled or forfeited	(71)	$ 130.75		
Outstanding at January 3, 2026	1,151	$ 131.02	1.18	$ 151,802
Outstanding at January 3, 2026 and expected to vest	1,150	$ 131.04	1.18	$ 151,703

14. Stock-Based Compensation (Continued)

PSUs and MSUs	Shares (000s)	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Vesting Term (In Years)	Aggregate Intrinsic Value (000s)
Outstanding at December 28, 2024	235	$ 165.74		
Granted	146	$ 148.99		
Vested or issued	—	$ —		
Cancelled or forfeited	(85)	$ 172.44		
Outstanding at January 3, 2026	296	$ 155.56	1.35	$ 39,037
Outstanding at January 3, 2026 and expected to vest	175	$ 146.46	1.35	$ 23,034

The following summarizes the Company's weighted average fair value at the date of grant:

	Year Ended		
	January 3, 2026	December 28, 2024	December 30, 2023
Per grant of RSAs and RSUs	$ 132.42	$ 125.19	$ 137.11
Per grant of PSUs and MSUs	$ 148.99	$ 138.22	$ 188.45

The following summarizes the Company's stock-based payment and stock option values (in thousands):

	Year Ended		
	January 3, 2026	December 28, 2024	December 30, 2023
Intrinsic value of stock options exercised	$ 1,774	$ 6,063	$ 2,162
Intrinsic value of RSUs that vested	$ 56,842	$ 49,008	$ 61,371
Grant date fair value of RSUs that vested	$ 59,686	$ 52,371	$ 53,088
Intrinsic value of PSUs and MSUs that vested	$ —	$ 7,202	$ 5,163
Grant date fair value of PSUs and MSUs that vested	$ —	$ 9,067	$ 3,037

As of January 3, 2026, the Company had reserved shares of common stock for future issuance as follows (in thousands):

2009 Plan	839
2009 ESPP	658
Total shares reserved	1,497

15. Employee Benefit Plan

The Company maintains a defined contribution or 401(k) Plan for its qualified U.S. employees. Participants may contribute a percentage of their compensation on a pre-tax basis, subject to a maximum annual contribution imposed by the Internal Revenue Code. The Company may make discretionary matching contributions as well as discretionary profit-sharing contributions to the 401(k) Plan. The Company contributed $3.0 million, $3.0 million and $3.3 million to the 401(k) Plan during fiscal 2025, 2024 and 2023, respectively.

16. Income Taxes

Loss, inclusive of equity-method loss and before income taxes, includes the following components (in thousands):

		Year Ended				
		January 3, 2026		December 28, 2024		December 30, 2023
Domestic	$	(25,449)	$	(33,032)	$	(14,539)
Foreign		(32,463)		(121,781)		(12,034)
	$	(57,912)	$	(154,813)	$	(26,573)

The provision for income taxes consists of the following (in thousands):

		Year Ended
		January 3, 2026
Current:		
Federal	$	182
State and local		86
Foreign		5,846
Total Current		6,114
Deferred:		
Federal		109
State and local		(150)
Foreign		922
Total Deferred		881
Provision for income taxes	$	6,995

		Year Ended		
		December 28, 2024		December 30, 2023
Current:				
Domestic	$	(252)	$	3,291
Foreign		6,978		15,599
Total Current		6,726		18,890
Deferred:				
Domestic		29,745		(9,036)
Foreign		(274)		(1,911)
Total Deferred		29,471		(10,947)
Provision for income taxes	$	36,197	$	7,943

16. Income Taxes (Continued)

The reconciliation of the federal statutory tax rate to the Company's effective tax rate is as follows ($ in thousands):

		Year Ended	
		January 3, 2026	
U.S. federal tax at statutory rate	$	(12,161)	21.0 %
State and local income taxes, net of federal income tax effect [1]		(64)	0.1 %
Foreign tax effects:			
Singapore			
Statutory tax rate difference		2,254	(3.9)%
Changes in valuation allowance		10,128	(17.5)%
Effect of cross-border tax laws		652	(1.1)%
Nontaxable or nondeductible items:			
Enhanced research deduction		(1,741)	3.0 %
Nondeductible amortization expense		1,230	(2.1)%
Other		(716)	1.2 %
India			
Effect of cross-border tax laws		662	(1.1)%
Other		1,225	(2.1)%
Other foreign jurisdictions		(14)	— %
Effect of changes in tax laws or rates enacted in the current period		—	— %
Effect of cross-border tax laws:			
Subpart F income and GILTI, net of foreign tax credit		(513)	0.9 %
Other		(501)	0.8 %
Tax Credits:			
Research and development tax credit		(6,434)	11.1 %
Changes in valuation allowance		10,376	(17.9)%
Nontaxable or nondeductible items:			
Stock-based compensation		3,145	(5.4)%
Other nondeductible/nontaxable items		367	(0.6)%
Worldwide changes in unrecognized tax benefits		(567)	1.0 %
Other adjustments		(333)	0.5 %
Effective Tax Rate	$	6,995	(12.1)%

_____
[1] No state jurisdictions were individually material.

16. Income Taxes (Continued)

	Year Ended	
	December 28, 2024	December 30, 2023
Federal statutory rate	21.0 %	21.0 %
Foreign tax rate benefit	(9.2)	(33.2)
Current period valuation allowance	(18.9)	—
Change in prior period valuation allowance	(12.9)	(1.5)
GILTI and Subpart F income, net of foreign tax credits	(4.3)	(24.2)
(Nondeductible) nontaxable foreign items	(3.1)	(26.0)
(Nondeductible) nontaxable domestic items	(0.9)	(3.6)
Nondeductible officer compensation	(0.8)	1.3
Return to provision adjustments	(0.3)	16.5
State tax expense	—	(1.5)
Base erosion and anti-abuse tax	—	(7.4)
Other tax effects of equity compensation	0.1	1.1
Foreign withholding taxes	0.3	(2.2)
Excess tax benefit of stock-based compensation	0.6	4.0
Release of prior year unrecognized tax benefits	1.2	—
Research and development tax credits	4.2	26.9
Other	(0.4)	(1.1)
Effective tax rate	(23.4)%	(29.9)%

The decrease in the provision for income taxes for fiscal 2025 as compared to fiscal 2024 was primarily due to a decrease in tax expense related to the valuation allowance during fiscal 2025. The increase in the provision for income taxes for fiscal 2024 as compared to fiscal 2023 was primarily due to the establishment of a valuation allowance against the majority of the Company's U.S. and Singapore deferred tax assets during the second quarter of fiscal 2024.

On July 4, 2025, the U.S. government enacted tax legislation commonly referred to as the One Big Beautiful Bill Act (the "OBBBA"). The OBBBA extends and/or modifies many provisions first enacted via the Tax Cuts and Jobs Act ("TCJA") in 2017, as well as introduces new modifications to U.S.federal tax law. Beginning with the 2025 tax year, the OBBBA permanently restores current deductibility for U.S. research and experimental ("R&E") expenditures. A number of other changes enacted in the OBBBA will not take effect until the 2026 tax year, including various modifications to existing international tax provisions. The Company determined that its annual effective tax rate for the current year decreased due to the impacts of the OBBBA, primarily due to U.S. R&E expenditures no longer being capitalized within global intangible low-taxed income or "GILTI", which the Company has elected to treat as a period cost.
The Company did not identify any material discrete tax impacts related to beginning-of-the-year deferred tax assets and liabilities or valuation allowances due to the enactment of the OBBBA.

Cash paid for income taxes (net of refunds) consisted of the following (in thousands):

	Year Ended
	January 3, 2026
U.S. Federal	$ 7,932
U.S. State and local	(2,668)
Foreign	5,694
Cash paid for income taxes (net of refunds)	$ 10,958

16. Income Taxes (Continued)

Individual jurisdictions equaling 5% or more of the total income taxes paid (net of refunds) for the year ended January 3, 2026 include U.S. Federal at $7.9 million, Minnesota at $(2.7) million, India at $2.9 million, and Singapore at $0.7 million.

Deferred Income Taxes

Deferred tax assets and liabilities are recorded for the estimated tax impact of temporary differences between the tax basis and book basis of assets and liabilities. Significant components of the Company's deferred taxes as of January 3, 2026 and December 28, 2024 were as follows (in thousands):

	January 3, 2026	December 28, 2024
Deferred tax assets:		
Capitalized research and development	$ 30,484	$ 28,613
Tax credit carryforwards	26,850	23,100
Net operating loss carryforwards	25,986	17,484
Leases	7,332	6,388
Intangible assets	5,697	6,447
Accrued liabilities	5,389	2,063
Deferred income on shipments to distributors	4,824	2,153
Other	7,138	6,130
	113,700	92,378
Less: Valuation allowance	(81,069)	(60,760)
	32,631	31,618
Deferred tax liabilities:		
Intangible assets	14,624	13,718
Fixed assets	6,323	6,812
Leases	6,071	6,053
Prepaid expenses and other	4,716	3,555
Stock-based compensation	1,333	1,001
	33,067	31,139
Net deferred tax assets (liabilities)	$ (436)	$ 479

As of January 3, 2026, the Company had foreign net operating loss and research and development tax credit carryforwards of approximately $230.3 million and $0.4 million, respectively. The foreign net operating loss carryforwards do not expire. The foreign research and development tax credits expire in fiscal years 2044 through 2045.

As of January 3, 2026, the Company had U.S. federal net operating loss, research and development tax credit and foreign tax credit carryforwards of approximately $8.0 million, $10.5 million and $3.6 million, respectively. All of the net operating loss and $0.2 million of the research and development tax credit carryforwards are subject to an annual limit, which may cause them to expire before they are used. The net operating loss and research and development tax credit carryforwards that are subject to limitation expire in fiscal years 2028 through 2030, the remaining research and development tax credit carryforwards expire in fiscal years 2044 through 2045, and the foreign tax credit carryforwards expire in fiscal years 2033 through 2034.

Additionally, the Company had state net operating loss and state research and development tax credit carryforwards of approximately $28.9 million and $14.2 million, respectively. Certain of these carryforwards expire in fiscal years 2026

16. Income Taxes (Continued)

through 2044, and others do not expire. Recognition of some of these loss and credit carryforwards is subject to an annual limit, which may cause them to expire before they are used.

A valuation allowance is established against a deferred tax asset when it is more likely than not that the deferred tax asset will not be realized. The Company maintains a valuation allowance with respect to the majority of deferred tax assets in the U.S. and Singapore and with respect to research and development tax credit carryforwards in Canada. During fiscal 2024, the Company determined that there is a need for a valuation allowance in the U.S. and Singapore due to a three-year cumulative pre-tax loss in conjunction with the recent downturn in the semiconductor industry. The Company intends to maintain the valuation allowance until its ability to forecast sufficient future sources of taxable income is reestablished. The following table summarizes the activity related to the valuation allowance for deferred tax assets (in thousands):

	Balance at Beginning of Period	Additions Charged to Expenses	Deductions	Balance at End of Period
Year ended January 3, 2026	$ 60,760	$ 20,500	(191)	$ 81,069
Year ended December 28, 2024	$ 10,530	$ 50,230	$ —	$ 60,760
Year ended December 30, 2023	$ 9,409	$ 1,121	$ —	$ 10,530

Uncertain Tax Positions

The following table summarizes the activity related to gross unrecognized tax benefits (in thousands):

	Year Ended		
	January 3, 2026	December 28, 2024	December 30, 2023
Beginning balance	$ 4,427	$ 4,868	$ 4,109
Additions based on tax positions related to current year	1,108	970	737
Additions based on tax positions related to prior years	75	—	22
Reductions based on tax positions related to prior years	(125)	(5)	—
Reductions for tax positions as a result of a lapse of the applicable statute of limitations	(1,390)	(1,406)	—
Ending balance	$ 4,095	$ 4,427	$ 4,868

As of January 3, 2026, December 28, 2024 and December 30, 2023, the Company had gross unrecognized tax benefits, inclusive of interest, of $4.2 million, $4.7 million and $5.4 million, respectively, of which $1.8 million, $3.5 million and $5.1 million, respectively, would affect the effective tax rate if recognized.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. These amounts were not material for any of the periods presented.

Following the completion of the Norwegian Tax Administration ("NTA") examination of the Company's Norwegian subsidiary for income tax matters relating to fiscal years 2013 – 2016, the Company received an assessment from the NTA in December 2017 concerning an adjustment to its 2013 taxable income related to the pricing of an intercompany transaction. The adjustment would have resulted in approximately 141.3 million Norwegian kroner, or $14.0 million, additional Norwegian income tax. The Company disagreed with the NTA's findings and appealed the assessment, concluding that the Company's position was more likely than not to be sustained in the appeal. During fiscal 2025, the Norwegian Tax Appeals Board issued a formal decision in favor of the Company, rejecting the proposed adjustment to its

16. Income Taxes (Continued)

2013 tax liability. Because the Company did not previously establish a reserve related to the NTA assessment, there was no resulting financial statement impact for the final resolution of this matter.

Tax years 2021 through 2025 remain open to examination by the major taxing jurisdictions in which the Company operates. The Company's 2022 tax year is currently under examination in the U.S., and the Company's 2022 through 2023 tax years are currently under examination in India. Although the outcome of tax audits is always uncertain, the Company believes that the results of the examination will not materially impact its financial position or results of operations and that it has accrued adequate reserves related to all matters contained in tax periods open to examination. The Company is not currently under audit in any other major taxing jurisdiction.

17. Segment Information

The Company has one operating segment, mixed-signal analog intensive products, consisting of numerous product areas. The Company's chief operating decision maker ("CODM") is its Chief Executive Officer. The CODM allocates resources and assesses performance of the business and other activities at the operating segment level. The CODM assesses performance for the operating segment and decides how to allocate resources based on net loss that is also reported on the Consolidated Statement of Operations as Consolidated Net loss. The measure of segment assets is reported on the Consolidated Balance Sheets as Total assets.

The CODM uses net loss to evaluate income generated in deciding whether to reinvest profits into the segment or to use such profits for other purposes, such as for acquisitions or share repurchases. Net loss is used to monitor budget versus actual results. The CODM also uses net loss in competitive analyses by benchmarking to the Company's competitors. The competitive analysis along with the monitoring of budget versus actual results are used in assessing performance of the segment, and in establishing management and variable compensation.

The Company groups its products into two categories, based on the target markets they address. See Note 13, *Revenues*, for a summary of the Company's revenue by product category.

Revenue is attributed to a geographic area based on the shipped-to location. The following summarizes the Company's revenue by geographic area (in thousands):

	Year Ended		
	January 3, 2026	December 28, 2024	December 30, 2023
United States	$ 68,524	$ 56,493	$ 92,550
China	257,103	188,169	219,741
Taiwan	130,547	77,430	90,382
Rest of world	328,590	262,294	379,585
Total	$ 784,764	$ 584,386	$ 782,258

17. Segment Information (Continued)

The CODM regularly reviews the Consolidated Statement of Operations and a disaggregation of operating expenses, of which the significant expenses are related to employee base compensation. The following summarizes the significant and other operating expenses:

		Year Ended	
	January 3, 2026	December 28, 2024	December 30, 2023
Research and development:			
Employee base compensation	$ 130,979	$ 123,716	$ 124,850
Other research and development expenses [1]	222,267	208,509	212,894
Total research and development	$ 353,246	$ 332,225	$ 337,744
Selling, general and administrative:			
Employee base compensation	$ 55,027	$ 52,477	$ 54,588
Other selling, general and administrative expenses [1]	119,251	92,976	92,408
Total selling, general and administrative	$ 174,278	$ 145,453	$ 146,996

[1] Other research and development and selling, general and administrative expenses include other personnel-related expenses, outside services, software expense, depreciation, amortization, and other expenses.

The following summarizes the Company's property and equipment, net by geographic area (in thousands):

	January 3, 2026	December 28, 2024
United States	$ 106,706	$ 107,612
Rest of world	21,937	24,524
Total	$ 128,643	$ 132,136

18. Subsequent Events

On February 4, 2026, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Texas Instruments Incorporated, a Delaware corporation ("Parent"), and Caldwell Merger Corp., a Delaware corporation and wholly-owned direct subsidiary of Parent ("Merger Subsidiary"), pursuant to which Merger Subsidiary will merge with and into the Company (the "Merger"), and the Company will survive the Merger as a wholly-owned direct subsidiary of Parent. At the effective time of the Merger, each share of the Company's common stock outstanding as of immediately prior to the effective time (other than dissenting shares or any shares of the Company's common stock held by the Company as treasury stock or owned by Parent or any of the Company's or Parent's subsidiaries) will be cancelled and converted into the right to receive $231.00 in cash, without interest. The transactions contemplated by the Merger Agreement were unanimously approved by the Company's board of directors, and the Merger is expected to close in the first half of 2027, subject to customary closing conditions, including approval by the Company's stockholders and the receipt of required regulatory approvals.

The Leading Innovator in Low-Power Wireless.

Founded in 1996 and headquartered in Austin, Texas, Silicon Labs has more than 1,500 patents issued or pending. The company's common stock is traded on the NASDAQ exchange under the ticker symbol "SLAB."

Silicon Labs' award accolades in 2025 include



SUSTAINABILITY

Received a Prime ISS ESG Corporate Rating and ranked in the top 1% of ~73K companies assessed worldwide by Ecovadis, recognizing commitment to corporate sustainability



EMBEDDED WORLD 2025 BEST IN SHOW

Embedded Computing Design Europe Best in Show Award, IoT & Connectivity: MG26 SoC



INSTRUMENTATION AND ELECTRONICS AWARDS IOT PRODUCT OF THE YEAR 2025

BG29 Bluetooth SoC family



2025 IOT EVOLUTION SMART CITY PRODUCT OF THE YEAR

FG23 SoC



IOT BREAKTHROUGH AWARDS 2025

IoT Semiconductor Innovation of the Year: xG22E SoC



AUSTIN BUSINESS JOURNAL 2025 CEO OF THE YEAR

Matt Johnson – President and Chief Executive Officer



GREAT PLACE TO WORK 2025

Certified since 2017



2025 IOT EVOLUTION ASSET TRACKING AWARDS

BG27 SoC

Board of Directors

Nav Sooch
Founder and Chairman

Sumit Sadana
Lead Independent Director and Chief Business Officer, Micron Technology

Bill Bock
Independent Director

Matt Johnson
President and Chief Executive Officer

Gregg Lowe
Independent Director

Nina Richardson
Independent Director

Christy Wyatt
President and CEO
Absolute Security Corporation

Sherri Luther
Chief Financial Officer
Coherent Corporation

Executive Officers

Matt Johnson
President and Chief Executive Officer

Dean Butler
Senior Vice President Chief Financial Officer

Brandon Tolany
Senior Vice President Worldwide Sales, Marketing, and Applications

Bob Conrad
Senior Vice President and General Manager

Corporate Information

Stock Listing
Common stock traded on NASDAQ, symbol SLAB

Options
The Company's options are traded on the Chicago Board Option Exchange and the American Stock Exchange.

Legal Counsel
DLA Piper US LLP
303 Colorado Street
Suite 3000
Austin, Texas, 78701 USA

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
500 W. 2nd Street
Suite 1600
Austin, Texas 78701

Transfer Agent and Registrar
Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717-0718
https://www.shareholder.broadridge.com
Telephone: 844-229-7674 (Toll-Free);
303-562-9233 (International)

Stock Data
As of January 31, 2026, there were 32,955,929 shares of common stock issued and outstanding.

Annual Meeting
The Silicon Laboratories Inc. annual meeting will be held live via the Internet on April 23, 2026, at 9:30 a.m. Central Time. Please visit www.proxydocs.com/SLAB for more details.

Investor Relations
For more information about Silicon Labs, please visit our website at www.silabs.com, or contact:

Investor Relations
Silicon Labs
400 West Cesar Chavez Street
Austin, Texas, 78701 USA
+1 512-416-8500
investor.relations@silabs.com



The Leading Innovator in Low-Power Wireless.